                                                                  EXHIBIT D-5(A)

                           UNITED STATES OF AMERICA
                     FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt Hebert, Jr.


Consolidated Edison Company of   )     Docket No. EC98-62-000
  New York, Inc. and Orange and  )
  Rockland Utilities, Inc.       )


                            ORDER APPROVING MERGER

                           (Issued January 27, 1999)

                               I.  Introduction
                                   ------------

     On September 9, 1998, Consolidated Edison Company of New York, Inc. (ConEd), a wholly-owned public utility subsidiary of Consolidated Edison, Inc. (Edison), and Orange and Rockland Utilities, Inc. (O&R), on behalf of itself and its wholly-owned jurisdictional public utility subsidiaries (collectively, Applicants), filed a joint application under section 203 of the Federal Power Act (FPA) 1/ requesting Commission authorization of the disposition of
          -
jurisdictional facilities that will take place as a result of the merger of Edison and O&R and for related authorizations. 2/ As a result of the merger, O&R
                                               -
will become a wholly-owned subsidiary of Edison. We will approve, without hearing, the proposed merger as consistent with the public interest.


_______________________
1/   16 U.S.C. (S) 824b (1994).
-

2/   Applicants simultaneously filed with the Commission a proposed interim
-
     joint single-system open access transmission tariff (joint OATT) in Docket No. ER98-4510-000. The joint OATT will be in effect only to the extent the merger is consummated before the New York Independent System Operator (NYISO) is in place. Applicants request that the joint OATT become effective on the date that the proposed merger is consummated. We will address Applicants' joint OATT in a separate order considered contemporaneously with this order.

                                II. Background
                                    ----------

A.   The Parties to the Merger
     -------------------------

       1.  Edison and ConEd
           ----------------

       ConEd, a wholly-owned subsidiary of Edison, 3/ supplies electric services
                                                   -
in all of New York City (except part of the Borough of Queens) and most of Westchester County, New York. ConEd also supplies gas to customers in the Boroughs of Manhattan and the Bronx, and in part of the Borough of Queens and Westchester County, New York.

       The New York Public Service Commission (New York Commission) previously approved ConEd's electric generation divestiture plan. Under the plan, ConEd will auction off most of its electric generation in three bundles. 4/ Closing on
                                                                   -
the sales of these three bundles is expected by the end of the first quarter of 1999. (As of early 1999, prior to divestiture, Applicants state that ConEd will have 7,001 MW of generating capacity that it owns and operates, 1,292 MW of entitlements to jointly owned units,


______________________
3/     On January 1, 1998, Edison, an exempt public utility holding company
-
       under section 3(a)(1) of the Public Utility Holding Company Act (PUHCA), 15 U.S.C. (S) 79c (1994), became the holding company for ConEd, and presently owns all of ConEd's issued and outstanding common stock. Applicants state that Edison has several subsidiaries (in addition to ConEd) which are involved in wholesale and/or retail energy transactions and own and operate certain electric generation capacity. Those subsidiaries are: (1) Consolidated Edison Solutions, Inc.; (2) Consolidated Edison Development, Inc.; and (3) Consolidated Edison Energy, Inc.

4/     The Applicants describe the three electric generation bundles as: (1)
-
       1,434 MW, consisting of the Arthur Kill generating station and Astoria gas turbines; (2) 2,168 MW, consisting of the Ravenswood generating station and gas turbines; and (3) 1,858 MW, consisting of the Astoria generating station plus the Gowanus and Narrows turbines. No purchaser may purchase more than one of the three bundles.

       Subsequently, ConEd proposes to auction a fourth bundle (463 MW) of its generating capacity in New York City.

       According to the application, after divestiture ConEd will retain control of 1,564 MW of owned-generating capacity in addition to non-utility generation and power purchase contracts.

2,059 MW of non-utility generation, and 733 MW of other contracts.)

     2. O&R
        ---

     O&R is an exempt public utility holding company under section 3(a)(1) of PUHCA. O&R provides electric and gas service to customers in New York, in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. All of O&R's customers are currently eligible for retail access.

     O&R wholly owns two public utility subsidiaries, Rockland Electric Company
(RECO), a New Jersey corporation, and Pike County Light and Power Company (Pike County), a Pennsylvania corporation. RECO supplies electricity to retail customers in New Jersey. Pike County provides retail electric service and supplies gas to customers in Pike County, Pennsylvania.

     O&R is in the process of divesting all of its owned generation; the New York Commission has approved O&R's divestiture plan. Under the plan, O&R will auction off its electric generation in four bundles. 5/ Closing on the sales of
                                                     -
these bundles is expected by the end of May 1999. (O&R presently has approximately 965 MW of owned and operated generating capacity. O&R also presently has 19 MW of non-utility generation contracts and 325 MW of firm purchases (300 MW of which are summer only and expire in 2000).)

B.   Description of the Proposed Merger
     ----------------------------------

       Under the terms of the Merger Agreement, C Acquisition Corp., an Edison subsidiary created solely to effectuate the merger, will merge with O&R, with O&R to continue as the surviving corporation. The Applicants state that the merger will occur through an exchange of stock, in which all issued and outstanding shares of O&R common stock will be canceled and converted into the right of the holder to receive $58.50 per share. Each share of C Acquisition Corp. stock will be converted into one share of O&R stock. O&R thus will become a wholly-owned subsidiary of Edison, separate from Edison's other public utility subsidiary, ConEd. Pike County and RECO will remain subsidiaries of O&R.

________________________
5/   O&R has packaged its generation in four bundles: one covering its Lovett
-
     Station; one for the Bowline Point station; one for its hydroelectric facilities; and one for its gas turbines. Purchasers may bid on any or all of the four bundles.

     The Applicants' schedule provides for the consummation of the merger on or about March 31, 1999.

                  III. Notice of Filing and Interventions
                       ----------------------------------

     Notice of the Applicants' filing was published in the Federal Register, 6/
                                                                             -
with motions to intervene and protests due on or before November 16, 1998. Timely motions to intervene raising no substantive issues were filed by: the New Jersey Division of the Ratepayer Advocate (New Jersey Ratepayer Advocate); Pennsylvania Office of Consumer Advocate (Pennsylvania Consumer Advocate); Public Service Electric and Gas Company (PSE&G); Niagara Mohawk Power Corporation (Niagara Mohawk); and 1st Rochdale Cooperative Group, Ltd. and Coordinated Housing Services Inc. (Rochdale). The New York Commission filed a notice of intervention raising no substantive issues.

                              IV. Discussion
                                  ----------

A.  Procedural Matters
    ------------------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. (S) 385.214 (1998), the New York Commission's notice of intervention and the timely, unopposed motions to intervene of New Jersey Ratepayer Advocate, Pennsylvania Consumer Advocate, PSE&G, Niagara Mohawk and Rochdale serve to make them parties to this proceeding.

B.  Standard of Review
    ------------------

     Section 203(a) of the FPA provides, in relevant part, as follows:

               No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. (S) 824b(a) (1994). Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.
                  --

_______________________
6/   63 Fed. Reg. 50,565 (1998).
-

     In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. 7/ The Merger Policy Statement provides that the Commission will
         -
generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that the Applicants' proposed merger and mitigation commitments are consistent with the public interest. Accordingly, we will approve the merger without further investigation.

C.  Effect on Competition
    ---------------------

     In the Merger Policy Statement, the Commission adopted the Department of Justice/Federal Trade Commission Merger Guidelines (Guidelines) as the analytical framework for evaluating the effect of a proposed merger on competition. 8/ The Guidelines set out five steps for a merger analysis: (1)
             -
define markets likely to be affected by the merger and measure the concentration and the increase in concentration in those markets; 9/ (2) evaluate whether the
                                                    -
extent of concentration and other factors that characterize the market raise concerns about potential adverse competitive effects; (3) assess whether entry would be

____________________
7/   See Inquiry Concerning the Commission's Merger Policy Under the Federal
-    ---
     Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. 31,044 at 30,117-18 (1996), order on
                                                     --------
     reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC
     ---------------
     61,321 (1997) (Merger Policy Statement).

8/   Id. at 30,117-18.
-    --

9/   The Guidelines address three ranges of market concentration in a merger
-
     analysis that provide useful guidance in assessing market concentration (using the Herfindahl-Hirschman Index (HHI): (1) unconcentrated post-merger
                                                      --------------------------
     market -- if the HHI is below 1,000, regardless of the change in HHI, the
     ------
     merger is unlikely to have adverse competitive effects and ordinarily requires no further analysis; (2) moderately concentrated post-merger
                                       -----------------------------------
     market -- if the HHI ranges from 1,000 to 1,800 and the change in HHI is
     ------
     greater than 100, the merger potentially raises significant competitive concerns; and (3) highly concentrated post-merger market -- if the HHI
                       --------------------------------------
     exceeds 1,800 and the change in HHI exceeds 50, the merger potentially raises significant competitive concerns; if the change in HHI exceeds 100, it is presumed that the merger is likely to create or enhance market power.

timely, likely, and sufficient to deter or counteract any such concern; (4) assess any efficiency gains that reasonably cannot be achieved by other means; and (5) assess whether either party to the merger would be likely to fail without the merger, causing its assets to exit the market.

     The Merger Policy Statement adopted an analytic screen analysis to be submitted with merger applications. The analytic screen analysis focuses primarily on the Guidelines' first step and requires applicants to: (1) identify the relevant products; (2) identify the customers who may be affected by the merger (the destination markets); (3) identify the potential suppliers who can compete to supply each identified customer; and (4) analyze market concentration before and after the merger. 10/ If the Guidelines' thresholds are not exceeded,
                             --
no further analysis need be provided in the application. If an adequately supported screen analysis shows that the merger would not significantly increase concentration, there are no factors external to the screen analysis which put the screen analysis in doubt, and there are no interventions raising genuine issues of material fact that the Commission cannot resolve on the basis of the written record, the Commission will not set this issue for hearing. 11/ If
                                                                    --
market concentration as shown in the screen analysis exceeds the Guidelines' thresholds, then the application should present further analysis consistent with the Guidelines. The Commission will also consider any applicant-proposed remedies at this stage. 12/
                        --

     The Commission has evaluated the potential competitive consequences of the proposed merger in light of the criteria established in the Merger Policy Statement. 13/ Based on the record before us, including the Applicants'
           --
mitigation commitments and generation divestiture plans, the Commission finds, as explained below, that the proposed merger raises no competitive concerns.


__________________
10/  Merger Policy Statement at 30,119. Appendix A of the Policy Statement
--
     provides a detailed illustrative description of the analytic screen.

11/  Id. at 30,118-20.
--   --

12/  Id. at 30,120.
--   --

13/  Id. at 30,116-21 and 30,128-37.
--   --

     1.  Competitive Analysis
         --------------------

         a. Horizontal Market Power Issues

Applicants' Analysis
--------------------

     As required by the Merger Policy Statement, the Applicants have submitted an analysis of the competitive effects of the proposed merger using the screen analysis in Appendix A. Applicants conclude that, with the divestiture of O&R's generation, the proposed merger will have no adverse effect on competition. In addition, Applicants propose mitigation measures to address any competitive concerns between the time the merger is consummated and the completion of O&R's planned generation divestiture.

     Applicants identify energy, short-term capacity and capacity sold in the New York Power Pool (NYPP) as relevant products. Applicants use a number of proxies for suppliers' ability to provide these products: economic capacity and available economic capacity for the energy market; 14/ uncommitted capacity for
                                                   --
the short-term capacity market; and a modified measure of uncommitted capacity for the "New York capacity" market. Applicants also analyze total capacity. Applicants account for the planned divestiture of certain of ConEd's and O&R's generation assets by evaluating four scenarios: (1) no divestiture; (2) ConEd (alone) divests electric generation in three bundles; (3) O&R (alone) divests all of its owned-generation; and (4) both ConEd and O&R divest (combined divestiture) (as discussed in 2 and 3 above). 15/
                                              --

     For the energy product market, Applicants define two relevant geographic markets: the "In-City" market and the "East of Total East" market (i.e., the area east of the Total East transmission interface which interconnects the eastern and western halves of New York State). Applicants identify these markets on the basis of transmission constraints in and around the regions served by Applicants.

     Applicants' analysis of the "East of Total East" market demonstrates that using economic and available economic capacity and assuming no divestiture of either ConEd or O&R generation, the post-merger market is moderately to highly concentrated with


_____________________
14/  For the energy market, Applicants define six different time periods by hour
--
     of the day to approximate different market conditions: summer peak and off-peak; winter peak and off-peak; and shoulder peak and off-peak.

15/  Applicants do not incorporate in their analysis the announced divestitures
--
     by other NYPP utilities.

     pre- to post-merger changes in concentration far in excess of the Guidelines' thresholds. Divestiture of only ConEd generation produces a moderately concentrated post-merger market but pre- to post-merger changes in concentration still exceed the Guidelines' thresholds. 16/ Using
                                                               --
     economic capacity, divestiture of only O&R generation produces a moderately to highly concentrated post-merger market with pre- to post-merger changes that do not exceed the Guidelines' thresholds. 17/
                                                    --

          Applicants' analysis of the "In-City" market indicates that using economic and available economic capacity and assuming no divestiture of either ConEd or O&R generation, the post-merger market is moderately to highly concentrated with pre- to post-merger changes in concentration slightly in excess of the Guidelines' thresholds in some time periods. Divestiture of ConEd generation, O&R generation, and both ConEd and O&R generation results in pre- to post-merger changes that do not exceed the Guidelines' thresholds.

          In regard to short-term capacity, Applicants state that because O&R has no uncommitted capacity, the merger has no effect in the short-term capacity market.

          In regard to the New York capacity product market, Applicants define a state-wide New York relevant geographic market. Applicants examine a worst-case scenario assuming ConEd and O&R retain capacity that can be bid into the capacity market but do not retain their native load requirements. The results of Applicants' analysis show a moderately concentrated post-merger market with pre- to post-merger changes in concentration that exceed the thresholds in the pre-divestiture and ConEd divestiture scenarios but do not exceed the thresholds in either the combined divestiture or the O&R divestiture scenarios.

          In analyzing total capacity, Applicants define the relevant geographic market to include those utilities directly interconnected with Applicants. Applicants assume a large,

     _____________________

     16/  For the pre-divestiture and "ConEd (alone) divests" scenarios, pre- to
     --
          post-merger changes in market concentration (HHI) statistics range as high as 563. These changes exceed the thresholds in all time periods for economic capacity and in some time periods for available economic capacity.

     17/  For economic capacity, divestiture of both ConEd and O&R's generation
     --
          produces a moderately concentrated post-merger market with pre- to post-merger changes that do not exceed the Guidelines' thresholds. In this regard, Applicants state that O&R will not have any available economic capacity after divestiture.

     unconstrained, geographic market that includes the capacity of those interconnected utilities in NYPP, New England Power Pool (NEPOOL) and PJM Interconnection, LLC (PJM). Under these assumptions, the post-merger market is moderately concentrated under the four divestiture scenarios; however, pre- to post-merger changes in concentration do not exceed the Guidelines thresholds.

          Applicants propose mitigation measures (applicable to both ConEd and O&R) to remain in effect until O&R divests all of its generation assets. Under the proposed measures, Applicants would: (1) bid energy into both the day-ahead and real-time markets conducted by the NYISO at their variable costs; (2) bid capacity into the capacity market at "to go" cost (i.e., the
                                                                       ----
     avoided cost of keeping the unit on-line and producing energy, minus net revenues from the sales of energy and ancillary services); and (3) make generating resources available consistent with average availability over the previous three years. 18/
                               --

     Commission's Conclusion
     -----------------------

          The Commission has been requested to review and approve a merger proposal before the planned divestiture of Applicants generation assets has been completed. As such, Applicants rely on an analysis that evaluates the range of scenarios discussed above involving the timing and size of the divestiture of Applicants generation assets.

          Applicants' analysis shows that, as currently structured, relevant markets are highly concentrated and the merger produces increases in concentration that exceed the Guidelines' thresholds. ConEd's generation divestiture has the effect of reducing post-merger market concentration and pre- to post-merger changes in concentration, but pre- to post-merger changes in concentration would still exceed the Guidelines' thresholds. However, with the additional divestiture of all of O&R's generating capacity, the merger would not result in changes in concentration exceeding the Guidelines' thresholds.

          Based on the facts presented in this case, Applicants' divesture plans (which have been approved by the New York Commission), and their mitigation commitments in effect until O&R divests all of its generation assets, we believe the proposed merger will not have an adverse effect on competition. We accept Applicants' mitigation commitments if the merger is consummated

     _______________________

     18/  If Applicants cannot meet the last of these requirements, Applicants
     --
          propose that they report to the NYISO the reasons they cannot.

     before O&R's divesture is complete. 19/ Otherwise, they are unnecessary and
                                         --
     will be dismissed accordingly.

          Since we have concluded that O&R's divestiture of its generation is sufficient to ensure the merger will not adversely affect competition, it has not been necessary to consider the propriety of several assumptions which Applicants used in their analysis. 20/ While we see no need to expend
                                              --
     resources in considering issues that are, in this case, moot, we do not want our silence to necessarily be construed as our endorsement of all of Applicants' assumptions.

               b.   Vertical Market Power Issues

     Applicants' Analysis
     --------------------

          Applicants address the potential vertical competitive concerns resulting from the combination of Applicants' interests in upstream gas transportation with downstream electric generation. Applicants acknowledge that they serve competing generators located in their service areas, but argue that because they are divesting their generation, the merger neither creates nor enhances the incentive to manipulate delivered gas prices to raise electricity prices or favor affiliated electric generation. Applicants assert that the combination of their interests in upstream gas transportation with downstream electric generation will not increase their ability to exercise market power. This conclusion is based on an analysis showing that ConEd and O&R have only 12.6 percent of firm transmission rights for regional firm delivery capacity in a geographic market consisting of southeastern New York, northeastern Pennsylvania and the northern half of New Jersey. Therefore, Applicants conclude that the

     ____________________

     19/  However, we note the recent announcement that O&R has proceeded with
     --
          its divesture plan by selecting Southern Energy, Inc. as the winning bidder for O&R's 1776 MW of generation. Included in this amount is 810 MW of power which represents ConEd's two-thirds ownership interest in O&R's Bowline Point Generating Plant.

          ConEd plans to complete its divesture of the first three bundles of electric generation by the end of the first quarter of 1999. ConEd states that it will close on the sale of its remaining electric generation by the end of 1999. Application at 13.

     20/  These include, for example, not thoroughly identifying relevant
     --
          geographic markets for energy and not reflecting simultaneous transfer capabilities in the total amount of potential imports to relevant geographic markets.

     vertical aspects of their merger neither enhance nor create the incentive and ability to exercise market power.

     Commission's Conclusion
     -----------------------

          Based on Applicants' generation divestiture commitments, we believe that the vertical combination of Applicants' interests in the upstream gas transportation market with their remaining post-divestiture downstream electric generation 21/ is unlikely to enhance any incentive they may have
                         --
     to exercise market power.

     D.  Effect of the Merger on Rates
         -----------------------------

          According to the application, ConEd has no wholesale requirements customers. O&R sells wholesale requirements power solely to its wholly-owned subsidiaries, Pike County in Pennsylvania, and RECO in New Jersey, both of which make only retail sales. 22/ Applicants assert that, given the
                                           --
     nature of O&R's wholesale relationship with its wholly-owned utility subsidiaries, O&R's plans to divest all of its owned-generation, and the pending availability of retail access in New Jersey and Pennsylvania, 23/
                                                                           --
     the ratepayer protections described in the Merger Policy Statement are not necessary in this case.

          Applicants state that the merger will not adversely affect any of their existing non-requirements wholesale power sales contracts. Applicants state that service under such contracts is at the customers' option based on the economics of any given transaction. 24/
                                                --

          In addition, Applicants state that the transmission rates for firm transmission customers will not be adversely affected by

     _____________________

     21/  See supra n.4.
     --   ---------

     22/  Application Vol. I, at 45.
     --

     23/  According to the Applicants, under O&R's retail access plans, on May
     --
          1, 1999, all of Pike County's and RECO's customers will have a choice of supplier. Applicants state that, in effect, there will be an "open season" for those customers. See id. at 46.
                                       ------

     24/  ConEd has several cost-based interconnection, interchange and
     --
          bilateral arrangements that provide for energy and capacity transactions. According to ConEd, the agreements are "framework" or enabling agreements that establish the ground rules under which a customer can purchase power from ConEd whenever such transaction would be in the customer's economic self-interest. See Applicants' Witness
                                                       ---
          Harkins at 4 and Applicants' Witness Marino at 10.

     the merger. Applicants propose to provide transmission service post-merger under the proposed NYISO transmission tariff. However, if the proposed NYISO tariff is not in effect at the time the merger is consummated, the Applicants propose to provide service under the proposed interim joint single-system open access transmission tariff. 25/ According to Applicants,
                                                    --
     the zonal transmission tariff rates proposed in this interim tariff will enhance access to their transmission systems by eliminating rate pancaking. 26/ In addition, Applicants assert that zonal pricing holds all current
     --
     customers harmless and will allow new customers transmission access to both systems at one rate.

          Finally, both Applicants commit not to seek rate increases under their non-open access transmission tariff long-term firm transmission contracts to recover any merger-related costs.

          Intervenors in this proceeding raise no rate or ratepayer protection issues.

          Accordingly, in light of the factors stated above, we conclude that the proposed merger will not adversely affect rates.

     E.  Effect of the Merger on Regulation
         ----------------------------------

          The Merger Policy Statement outlined the Commission's concerns relating to: 1) creation of a regulatory gap as a consequence of a merger; or 2) shifts of regulatory authority between the Commission and state commissions or the Securities and Exchange Commission (SEC). 27/ Based on a
                                                                  --
     review of the application, the Commission concludes that the proposed merger will not affect the manner or extent to which this Commission or the relevant state commissions regulate the transactions and facilities of the merged entities.

          With respect to federal regulation, Applicants state that post-merger, both Edison and O&R expect to remain exempt public utility holding companies. However, in the event that, as a condition for merger approval, the SEC requires Edison to become a registered public utility holding company, Applicants commit to follow the Commission's policies regarding treatment of costs and

     _____________________

     25/  As discussed earlier in this order, the Applicants concurrently filed
     --
          such an open access transmission tariff. See supra n.2.
                                                   ---------

     26/  Applicants' Witnesses Jaeger and Hartwell at 12.
     --

     27/  Merger Policy Statement at 30,124-25.
     --
     revenues associated with intra-company transactions involving non-power goods and services. 28/
                         --

          With respect to state regulation, Applicants state that approval of the merger has been requested before the state public utility commissions in all three relevant jurisdictions. The New York Commission was the only state commission intervening in this merger application. The New York Commission states that it expects to rule on the merger in the Spring of 1999.

          Accordingly, in light of the facts stated above, we are satisfied that the proposed merger will not have an adverse effect on regulation.

     F.  Accounting Issues
         -----------------

          The Applicants state that the Merger will be recorded using the "purchase" method of accounting in accordance with Accounting Principles Board Opinion No. 16 (APB 16). In using the "purchase" method, the Applicants indicate that the fair value of the net assets is assumed to be book value. The Applicants state that the difference between the purchase price and the net assets (at book value) will be reflected as goodwill on the books of Edison. 29/ We have no basis to dispute the Applicants' claim
                          --
     that this business combination qualifies for the "purchase" method of accounting and will therefore approve its use. The Applicants' proposal to account for the goodwill on the books of Edison is also acceptable and consistent with our action in Entergy Services, Inc. and Gulf States
                                   --------------------------------------
     Utilities. 30/
     ---------  --

          The Applicants state that transaction, transition and employee costs to achieve the Merger will be incurred by both ConEd and O&R. They propose to record such merger costs as a regulatory asset in Account 182.3, Other Regulatory Assets, on the books of both companies. The Applicants intend to amortize these costs over five years beginning July 1, 1999. To the extent that ConEd and O&R determine that rate recovery of any portion of the merger costs is probable, they may account for that portion as a regulatory asset and amortize such costs commensurate with their recovery.


     __________________

     28/  See Atlantic City Electric Company and Delmarva Power & Light Company,
     --
          80 FERC 61,126 at 61,412, order denying reh'g, 81 FERC 61,173
                                    -------------------
          (1997).

     29/  Accordingly, no goodwill or acquisition premium is proposed by
     --
          Applicants to be recovered through rates of either ConEd or O&R.

     30/  65 FERC 61,332 at 62,532-40 (1993).
     --

          We will direct the Applicants to submit their accounting for the merger within six months after the date the merger is consummated; 31/ this
                                                                        --
     submission shall include complete information on the nature and amount of all costs incurred.

     The Commission orders:
     ---------------------

          (A) The Applicants' proposed merger is hereby approved subject to the commitments discussed in the body of this order.

          (B) Applicants' proposed use of the "purchase" method of accounting is hereby approved.

          (C) To the extent that ConEd and O&R determine that rate recovery of any portion of the merger costs is probable, Applicants' are hereby informed that they may account for that portion as a regulatory asset and amortize such costs commensurate with their recovery.

          (D) Applicants are hereby directed to file the merger-related accounting information, as discussed in the body of this order.

          (E) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

          (F) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

          (G) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

     _______________________

     31/  See Electric Plant Instruction No. 5, and paragraph B of Account No.
     --   ---
          102, 18 C.F.R. Part 101 (1998).

          (H) Applicants shall advise the Commission within 10 days of the date the merger is consummated.

     By the Commission.

     ( S E A L )

                                        /s/ David P. Boergers
                                        David P. Boergers,
                                           Secretary.

                                                                  EXHIBIT D-5(B)

[LOGO]                  COMMONWEALTH OF PENNSYLVANIA
                    PENNSYLVANIA PUBLIC UTILITY COMMISSION
                   P.O. BOX 3265, HARRISBURG, PA 17105-3265

                                                                 IN REPLY PLEASE
                                                               REFER TO OUR FILE

                                March 11, 1999
                                                                  A-110650 F0003
MICHAEL W HASSELL ESQUIRE
MORGAN LEWIS & BOCKIUS LLP
1701 MARKET STREET
PHILADELPHIA PA 19103-2931


            Application of Pike County Light & Power Company . . .

                                   ________




TO WHOM IT MAY CONCERN:

     This is to advise you that no timely filed exceptions and no requests for review from the Commissioners have been received within the specified time period to the decision issued in the subject case.

     Therefore the decision of the Administrative Law Judge is final without further Commission action.

     A copy of the final order has been enclosed for your records.

                                             Very truly yours

                                             /s/ James J. McNulty

                                             James J. McNulty,
                                             Secretary

Enclosure
Certified Mail
Receipt Requested
Law

                                 PENNSYLVANIA
                           PUBLIC UTILITY COMMISSION

              IN THE MATTER OF THE APPLICATION OF: A-110650 F0003

        Application of Pike County Light & Power Company for approval of the transfer from Orange and Rockland Utilities, Inc., to
           Consolidated Edison, Inc., by merger, the title to or the
          possession or use of, all property of Pike County Light and
             Power Company, used or useful in the public service.

     The Pennsylvania Public Utility Commission hereby certifies that after an investigation and/or hearing, it has, by its report and order made and entered, found and determined that the granting of the application is necessary or proper for the service, accommodation, convenience and safety of the public and hereby issues to the applicant this CERTIFICATE OF PUBLIC CONVENIENCE evidencing the Commission's approval.


          In Witness Whereof, THE PENNSYLVANIA PUBLIC UTILITY COMMISSION has caused these presents to be signed and sealed, and duly attested by its Secretary at its office in the city of Harrisburg this 11th day of March, 1999.


[SEAL APPEARS HERE]                       /s/ James J. McNulty


                                                  Secretary

                 [LETTERHEAD OF COMMONWEALTH OF PENNSYLVANIA]

                           ISSUED: FEBRUARY 3, 1999
                                                                 IN REPLY PLEASE
                                                               REFER TO OUR FILE
                                                                   A-110650F0003

MICHAEL W HASSELL, ESQUIRE
MORGAN LEWIS AND BOCKIUS LLP
1701 MARKET STREET
PHILADELPHIA 19103-2931

              APPLICATION OF PIKE COUNTY LIGHT & POWER COMPANY...

TO WHOM IT MAY CONCERN:

     Enclosed is a copy of the Initial Decision of Administrative Law Judge Herbert S. Cohen. This decision is being issued and mailed to all parties on the above specified date.

     If you do not agree with any part of this decision, you may send written comments (called Exceptions) to the Commission. Specifically, an original and
                 ----------
nine (9) copies of your signed exceptions MUST BE FILED WITH THE SECRETARY OF THE COMMISSION IN ROOM B-20, NORTH OFFICE BUILDING, NORTH STREET AND COMMON-WEALTH AVENUE, HARRISBURG, PA OR MAILED TO P.O. BOX 3265, HARRISBURG, PA 17105-3265, within fourteen (14) days of the issuance date of this letter. The signed exceptions will be deemed filed on the date actually received by the Secretary of the Commission or on the date deposited in the mail as shown on
                            --
U.S. Postal Service Form 3817 certificate of mailing attached to the cover of the original document (52 Pa. Code (S)(a)) or on the date deposited with an
                                           --
overnight express package delivery service (52 Pa. Code 1.11(a)(2), (b)). If your exceptions are sent by mail, please use the address shown at the top of this letter. A copy of your exceptions must also be served on each party of record. 52 Pa. Code (S)1.56(b) cannot be used to extend the prescribed period
                               ------
for the filing of exceptions/reply exceptions. A certificate of service shall be attached to the filed exceptions.

     If you receive exceptions from other parties, you may submit written replies to those exceptions in the manner described above within seven (7) days of the date that the exceptions are due.

     Exceptions and reply exceptions shall obey 52 Pa. Code 5.533 and 5.535 particularly the 40-page limit for exceptions and the 25-page limit for replies to exceptions. Exceptions should clearly be labeled as "EXCEPTIONS OF (name of party) - (protestant, complainant, staff, etc.)".

     If no exceptions are received within twenty (20) days, the decision of the Administrative Law Judge may become final without further Commission action. You will receive written notification if this occurs.

                                            Very truly yours,


                                            /s/ James J. McNulty

Encls.
Certified Mail                              James J. McNulty
Receipt Requested                           Secretary
FG

                                  BEFORE THE
                    PENNSYLVANIA PUBLIC UTILITY COMMISSION


APPLICATION OF PIKE COUNTY              :
LIGHT & POWER COMPANY FOR               :
A CERTIFICATE OF PUBLIC                 :
CONVENIENCE EVIDENCING                  :
APPROVAL, UNDER SECTION                 :
1102(A)(3) OF THE PUBLIC UTILITY        :
CODE, OF THE TRANSFER FROM              :          DOCKET NO. A-110650.F0003
ORANGE AND ROCKLAND                     :
UTILITIES, INC. TO CONSOLIDATED         :
EDISON, INC. BY MERGER THE              :
TITLE TO, OR THE POSSESSION OR          :
USE OF, ALL PROPERTY OF PIKE            :
COUNTY LIGHT & POWER                    :
COMPANY, USED OR USEFUL IN THE          :
PUBLIC SERVICE                          :

                               INITIAL DECISION
                               ----------------

                                    Before
                               HERBERT S. COHEN
                           Administrative Law Judge

                         A. History Of The Proceedings
                            --------------------------

          On or about July 2, 1998, Applicant, Pike County Light & Power Company ("Pike"), pursuant to authority set forth at Section 1102(a)(3) of the Public Utility Code (66 Pa. C.S. (S)1102(a)(3) as interpreted in the Statement of Policy on Utility Stock Transfers at 52 Pa. Code. (S)69.901, filed an
Applicaton for a certificate of public convenience evidencing approval of the transfer from Orange and Rockland Utilities, Inc., to Consolidated Edison, Inc., by merger, the title to or the possession or use of all property of Pike County Light & Power Company, used or useful in the public service.

          As contemplated by the parties, the proposed transaction will have no immediate effect on the rates charged or service provided by Pike, which will continue to exist, will retain its present name and will operate as a wholly-owned subsidiary of Orange and Rockland. Under the merger, Orange and Rockland will become a separate, wholly-owned subsidiary of Consolidated Edison, Inc.
(CEI).

          Notice of the Application was published in the Pennsylvania Bulletin on August 8, 1998. In addition, notice was published in a newspaper of general circulation in the service territories of Pike, and proof of publication was filed with the Commission. On August 24, 1998, the OCA filed a Protest and Notice of Intervention and on October 14, 1998, the OSBA filed a Notice of Intervention.

          An Initial Prehearing Conference on the Application was held in Harrisburg on October 29, 1998, at which time appearances were entered by Michael W. Hassell, Esquire, for Pike County Light & Power Company, James A. Mullins, Esquire, for the Office of Consumer Advocate, and Carol F. Pennington, Esquire, for the Office of Small Business Advocate. The parties agreed upon a procedural schedule for the receipt of written testimony and for the scheduling of an evidentiary hearing to be held in Harrisburg on December 10, 1998 and December 11, 1998, if necessary.

          The scheduling of Main and Reply Briefs was also agreed upon, as was the date for the issuance of my Initial Decision and the exception period thereto.

          Thereafter, by letter dated December 8, 1998, Applicant's counsel advised that the parties had arrived at a tentative settlement and requested cancellation of the December 10th and 11th evidentiary hearings, "to enable the parties to prepare a formal settlement agreement."

Finally, on January 20, 1999, the attached Joint Petition for Settlement arrived at the undersigned's office for consideration thereof.

          Pursuant to the Merger Agreement, the Merger Subsidiary will be merged into Orange and Rockland and Orange and Rockland shall continue as the surviving corporation. As such, Pike will remain a first tier subsidiary of Orange and Rockland and will become a second tier subsidiary of CEI.

          Under the terms of the Merger Agreement, each share of common stock of Orange and Rockland, issued and outstanding, will be canceled and converted into the right to receive cash in the amount of $58.50. In addition, prior to consummation of the Merger, all shares of Orange and Rockland's Preferred Stock and Preference Stock will have been redeemed.

                  B. The Parties to the Proposed Transaction
                     ---------------------------------------

          Pike is a Pennsylvania corporation organized in 1910, which provides
          ----
electric and gas public utility service in the northeastern corner of Pike County, Pennsylvania. As of March 31, 1998, Pike served approximately 5,000 customers. Pike provides service throughout a 51 square mile service territory in Pike County. For the twelve months ended March 31, 1998, Pike's jurisdictional electric sales amounted to approximately 56,900 MHW and its jurisdictional gas sales amounted to approximately 129,000 MCF. For the same period, Pike's annual operating revenues were approximately $6,230,000. Pike's system does not include any bulk transmission lines operating at or above 230,000 volts and it includes approximately 118 miles of other transmission and distribution lines operating at less than 230,000 volts.

          Orange and Rockland is a public utility, incorporated in New York
          -------------------
State, with a principal business office at One Blue Hill Plaza, Pearl River, New York 10965. Orange and Rockland with its two wholly-owned utility subsidiaries, Pike and Rockland Electric Company ("RECO"), a New Jersey public utility, jointly operate a single fully integrated electric production and transmission system ("Orange and Rockland System") serving parts of Pennsylvania, New Jersey and New York. Orange and Rockland is an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The stock of Orange and Rockland is publicly held. Orange and Rockland is the sole stockholder of both Pike and RECO. Orange and Rockland, along with Pike and RECO, is a member system of the New York Power Pool ("NYPP"). Orange and Rockland's NYPP operations and other wholesale services are subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission ("FERC").

          CEI is a corporation organized under the laws of the State of New York
          ---
and is an exempt holding company under PUHCA. CEI's principal business office is at 4 Irving Place, New York, New York 10003. The stock of CEI is publicly held. CEI is the sole stockholder of Consolidated Edison Company of New York, Inc. ("Con Edison"). A corporation organized under the laws of the State of New York, Con Edison provides electric service in all of New York City (except part of Queens) and in most of Westchester County, New York. Con Edison also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester County, New York and steam service in part of Manhattan. Its electric, gas and steam retail rates are established by the New York Public Service Commission ("NYPSC"). Con Edison's principal business office is at 4 Irving Place, New York, New York 10003. Con Edison is a member system of the NYPP.

                      C. Settlement Terms And Conditions
                         -------------------------------

          The terms and conditions of the proposed Settlement Agreement are attached hereto, and identified herein as Appendix "A".

                                 D. Conclusion
                                    ----------

          Following the initial Prehearing Conference the parties held numerous settlement discussions, both in person and telephonically. Prepared written testimony was submitted by Applicant in anticipation of the scheduled evidentiary hearings. As a result of the settlement discussions the instant Joint Petition for Settlement was agreed upon by the parties as a complete settlement of all formerly disputed issues.

          The parties have enumerated the following reasons, inter alia, why the proposed settlement is in the public interest, namely, it will produce a reduction in existing rates, or at least offset ongoing increases in the future; that it will eliminate the expense and time required for further litigation of this matter; that Orange and Rockland and Con Edison, CEI's subsidiary, "have committed to comprehensive generation divestiture programs and have established open access transmission tariffs consistent with the rules and requirements of the FERC;" and, that the proposed merger will foster and support further technological innovations not readily attainable on a smaller scale of operations, but, will not result or bring about anticompetitive or discriminatory conduct and "will not prevent retail customers from obtaining the benefits of a competitive retail electricity market;" that the Merger will result in continued system reliability by virtue of Con Edison's operational and managerial support expertise; that Con Edison's technological expertise and existing technological programs will also enure to the benefit of Pike's customers; and, that the improved ability of the combined entity to compete in the energy marketplace will further encourage the economic development and welfare in Pike's service territory.

          Accordingly, my review of the Joint Petition and the statement of the parties in support thereof, leads me to conclude that the Settlement Agreement is in the public interest and should be adopted in its entirety by the Commission.


                                     ORDER
                                     -----

          THEREFORE,

          IT IS ORDERED:

          1.   That the Joint Petition be and is hereby approved.

          2. That, for accounting purposes, Pike's pro rata share of the costs to achieve the merger shall be recorded as a Regulatory Asset and amortized to Pike's electric and gas departments over a period of five years, commencing July 1, 1999. For purposes of the Joint Petition, "costs to achieve the merger" shall include those costs incurred directly by and/or allocated to Pike to complete the merger, including those summarized in Appendix A of the Joint Petition for Settlement. The listing of these costs does not necessarily warrant recovery of costs purportedly incurred, and all recoverable costs must be shown to have been reasonably and prudently incurred. The Joint Petitioners have agreed that all such costs that satisfy these provisions are eligible for recovery pursuant to Paragraph 3, infra.
             -----

          3. That, in future rate proceedings, Pike's electric and gas departments may request recovery of the amount of costs to achieve the merger amortized during the test year in that rate proceeding, but no more than their annual pro rata share of one-fifth of the total merger costs deferred pursuant to Paragraph 1. supra. The OCA and
                                                            -----
OSBA shall retain the right to challenge the reasonableness and prudence of all claimed merger costs, but, subject to the foregoing provisions, agree that they will not assert, in any future proceeding involving Pike, that the recovery of costs to achieve the merger, if any amortization remains, is not permissible for ratemaking purposes.

          4. That until Pike's rates are set in Pike's next electric and gas rate cases, Pike will be permitted to retain all merger savings net of the amortization of costs to achieve, and OCA and OSBA shall not seek deferral or credit to customers, in any fashion, of any merger savings achieved prior to the setting of rates in such rate cases.

          5. That in any future rate cases, Pike's cost of service shall reflect the savings resulting from the merger and thereby all such savings shall be prospectively flowed through to customers. Any party may offer pro forma adjustments with respect to such savings, provided that OCA, OSBA and Pike agree that Pike's estimate of savings, submitted as part of this Application proceeding, shall not be presented as evidence for or against Pike in future rate cases.

          6. That the level of Pike's electric rates (including the Delivery Rate, Basic Generation Service Rate, Competitive Transition Change and Societal Benefits Charge) and the provisions governing such rates shall be determined in accordance with Pike's Restructuring Settlement at Docket No. R-00974150 and applicable regulations.

          7. That the level of Pike's gas rates shall continue to be determined in accordance with Pike's gas tariff and applicable regulations.

          8. That OCA and OSBA agree not to file a complaint concerning the level of Pike's electric or gas rates prior to July 1, 2001.

          9. That nothing in this settlement shall be intended to preclude Pike from requesting, as part of its next electric and gas base rate cases, that the Commission adopt any proposals for alternative ratemaking methodologies, including but not limited to incentive ratemaking or price caps.

          10. That a certificate of public convenience be issued authorizing the transfer, by merger of a controlling interest in Pike County Light & Power Company from Orange and Rockland Utilities, Inc. to Consolidated Edison, Inc.

          11. That the Secretary terminate and mark the proceedings at Docket No. A-110650.F0003 closed.



                                                  /s/ Herbert S. Cohen
                                                  ------------------------------
                                                  HERBERT S. COHEN
                                                  Administrative Law Judge


Dated: January 25, 1999
       -------------------

                                  BEFORE THE
                    PENNSYLVANIA PUBLIC UTILITY COMMISSION


     APPLICATION OF PIKE COUNTY      :
     LIGHT & POWER COMPANY FOR A     :
     CERTIFICATE OF PUBLIC           :
     CONVENIENCE EVIDENCING          :
     APPROVAL, UNDER SECTION         :
     1102(A)(3) OF THE PUBLIC UTILITY:
     CODE, OF THE TRANSFER FROM      :    DOCKET NO. A-110650.F0003
     ORANGE AND ROCKLAND             :
     UTILITIES, INC. TO CONSOLIDATED :
     EDISON, INC. BY MERGER THE      :
     TITLE TO, OR THE POSSESSION OR  :
     USE OF, ALL PROPERTY OF PIKE    :
     COUNTY LIGHT & POWER            :                  [STAMP APPEARS HERE]
     COMPANY, USED OR USEFUL IN THE  :
     PUBLIC SERVICE                  :


                         JOINT PETITION FOR SETTLEMENT

                 Pike County Light & Power Company ("Pike"), the Office of Small Business Advocate ("OSBA") and the Office of Consumer Advocate ("OCA") (hereinafter collectively the "Joint Petitioners") hereby request that the Commission approve the Application of Pike pending at the above-captioned docket, subject to the terms and conditions set forth herein. In support of their request, the Joint Petitioners state as follows:

                                 I. BACKGROUND

           1.    On July 2, 1998, Pike filed the above-referenced
     Application pursuant to Section 1102(a)(3) of the Public Utility Code (66 Pa. C.S. (S) 1102(a)(3)), as interpreted in the Statement of Policy on Utility Stock Transfers at 52 Pa. Code (S) 69.901, requesting that the Commission issue a certificate of public convenience approving the transfer, by merger, of a controlling interest in Pike from Orange and Rockland Utilities, Inc. ("Orange and Rockland") to Consolidated Edison, Inc. ("CEI").

     2. As explained in the Application, the proposed transaction will have no immediate effect on the rates charged or service provided by Pike. Pike will continue to exist, will retain its present name and will operate as a wholly-owned subsidiary of Orange and Rockland. Under the merger, Orange and Rockland will become a separate, wholly-owned subsidiary of CEI.

     3. Notice of the Application was published in the Pennsylvania Bulletin on August 8, 1998. In addition, notice was published in a newspaper of general circulation in the service territories of Pike, and proof of publication was filed with the Commission. On August 24, 1998, the OCA filed a Protest and Notice of Intervention and on October 14, 1998, the OSBA filed a Notice of Intervention.

     4. In support of the Application, Pike submitted extensive financial and operating data, including statements of original cost by primary account, balance sheets, income statements and annual reports. Supplemental information regarding estimated merger costs and merger savings was provided through informal discovery conferences.

     5. In accordance with the Commission's rules of practice, the Joint Petitioners have held numerous settlement discussions, both in person and telephonically. As a result of those discussions, the Joint Petitioners agree to and request approval of the Settlement proposed herein. Subject to the terms and conditions set forth below, the Joint Petitioners agree that the merger of Orange and Rockland and CEI, and consequent change in control over Pike, is in the public interest and should be approved by the Commission.

                         II. THE PROPOSED TRANSACTIONS

     6. On May 10, 1998, Orange and Rockland, CEI and C Acquisition Corp., a new wholly-owned subsidiary of CEI (the "Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached to Pike's Application as Exhibit "A". Pursuant to the Merger Agreement, the Merger Subsidiary will be merged into Orange and Rockland and Orange and Rockland shall continue as the surviving corporation. As such, Pike will remain a first tier subsidiary of Orange and Rockland and will become a second tier subsidiary of CEI. A diagram depicting the combined entity's corporate structure is attached to Pike's Application as Exhibit "K".

     7. Under the terms of the Merger Agreement, each share of common stock of Orange and Rockland, issued and outstanding, will be canceled and converted into the right to receive cash in the amount of $58.50. In addition, prior to consummation of the Merger, all shares of Orange and Rockland's Preferred Stock and Preference Stock will have been redeemed.

                           III. TERMS AND CONDITIONS

          The Joint Petitioners, intending to be legally bound and for due consideration given, agree as follows:

          A.   MERGER COSTS AND SAVINGS

     8. The Joint Petitioners agree that, for accounting purposes, Pike's pro rata share of the costs to achieve the merger may be recorded as a Regulatory Asset and amortized to Pike's electric and gas departments over a period of five years, commencing July 1, 1999. For purposes of this Joint Petition, "costs to achieve the merger" shall include those costs incurred directly by and/or allocated to Pike to complete the merger, including those summarized in Appendix A hereto. The listing of these costs does not necessarily warrant recovery of costs purportedly incurred, and all recoverable cost must be shown to have been reasonably and prudently incurred. The Joint Petitioners agree that all such costs that satisfy these provisions are eligible for recovery pursuant to Paragraph 9, infra.

     9. The Joint Petitioners agree that, in future rate proceedings, Pike's electric and gas departments may request recovery of the amount of costs to achieve the merger amortized during the test year in that rate proceeding, but no more than their annual pro rata share of one-fifth of the total merger costs deferred pursuant to Paragraph 8, supra. The OCA and OSBA reserve the right to challenge the reasonableness and prudence of all claimed merger costs, but, subject to the foregoing provisions, agree that it will not assert, in any future proceeding involving Pike, that the recovery of costs to achieve the merger, if any amortization remains, is not permissible for ratemaking purposes.

     10. The Joint Petitioners agree that until Pike's rates are set in Pike's next electric and gas rate cases, Pike will be permitted to retain all merger savings net of the amortization of costs to achieve, and OCA and OSBA agree not to seek deferral or credit to customers, in any fashion, of any merger savings achieved prior to the setting of rates in such rate cases.

     11. The Joint Petitioners agree that, in any future rate cases, Pike's cost of service will reflect the savings resulting from the merger and thereby all such savings shall be prospectively flowed through to customers. Any party may offer pro forma adjustments with respect to such savings, provided that OCA, OSBA and Pike agree that Pike's estimate of savings, submitted as part of this Application proceeding, shall not be presented as evidence for or against Pike in future rate cases.

          C.   RATES

     12. The level of Pike's electric rates (including the Delivery Rate, Basic Generation Service Rate, Competitive Transition Change and Societal Benefits Change) and the provisions governing such rates shall be determined in accordance with Pike's Restructuring Settlement (R-00974150) and applicable regulations.

     13. The level of Pike's gas rates shall continue to be determined in accordance with Pike's gas tariff and applicable regulations.

     14. OCA and OSBA agree not to file a complaint concerning the level of Pike's electric or gas rates prior to July 1, 2001.

     15. Nothing in this settlement is intended to preclude Pike from requesting, as part of its next electric and gas base rate cases, that the Commission adopt any proposals for alternative ratemaking methodoiogies, including but not limited to incentive ratemaking or price caps.

          D.   COMPLETE AGREEMENT; NO MODIFICATIONS

     16. This Joint Petition, resulting from extensive discovery and discussions, and reflecting compromises by all sides, is being proposed by the Joint Petitioners to settle the instant case and is made without any admission against, or prejudice to, any positions which any Joint Petitioner might adopt during any subsequent litigation of this proceeding (should the Joint Petition not be accepted in full), or in any other proceeding. The Joint Petition is conditioned upon and subject to the Commission's expeditious acceptance, approval, and adoption of the terms and conditions contained herein without modification or amendment. If the Commission withholds such approval as to any of the terms and conditions, or alters any of the terms and conditions, any party may withdraw from the Joint Petition upon written notice of its intent to the

Commission and the remaining parties within three business days of the date of the Commission's decision and proceed with the litigation of this proceeding within ten days of the entry of the Order making such modifications.

                      IV. PUBLIC INTEREST CONSIDERATIONS


     17. The Joint Petitioners submit that this Settlement is in the public interest and should be approved in full for the following reasons:

          a. The Merger should produce synergy savings that, on a going-forward basis, should either reduce rates or at least partially offset ongoing increases in the future and thereby moderate the frequency/magnitude of future rate increase requests.

          b. Approval of the Settlement proposed herein will avoid the necessity for further administrative proceedings and incurrence of the costs occasioned thereby.

          c. Both Pike's corporate parent, Orange and Rockland, and CEI's subsidiary, Consolidated Edison of New York, Inc. ("Con Edison") have committed to comprehensive generation divestiture programs and have established open access transmission tariffs consistent with the rules and requirements of the FERC.

     18.  In addition, Pike submits that:

          a. The technological innovations that have played a major role in facilitating competition, allowing new markets to form and expanding the types of transactions that utilities can accommodate, cannot be as effectively supported or encouraged on a small scale. This Merger will provide the resources to foster innovation and will add vitality and strength to the drive to competition. As a result, Pike submits that the Merger will not result in either anticompetitive or discriminatory conduct and will not prevent retail customers from obtaining the benefits of a competitive retail electricity market.

          b. The Merger will enable Pike to draw on Con Edison's expertise to assure continued system reliability. Because of its size and service area characteristics, Con Edison has developed comprehensive systems to support reliability. These include managerial systems such as performance tracking and root-cause analysis, systematic operating procedure and specification development, remote substation and overhead system monitoring, outage management systems and power quality services. With the Merger, these systems may be adopted to enhance similar systems presently operational on the Orange and Rockland System.

          c. The Merger should strengthen the ability of Pike to offer additional services to its customers by providing access to innovative technology and methods now employed by Con Edison. For example, potential appears to exist with respect to the introduction of voice-response unit technology currently employed by Con Edison and in the growth of options afforded to customers in the use of the Internet to carry out customer transactions (e.g., bill payment). There are other significant potential benefits in the application of Internet technology, particularly in the data-transmission area, in implementing retail access.

          d. As a result of the Merger, Pike also will be better positioned to maintain its strong commitment to the economic development and welfare of its service territory. This commitment will be enhanced by the improved ability of the combined entity to compete in the energy marketplace.

                                 V. CONCLUSION

          WHEREFORE, the Joint Petitioners, intending to be legally bound, respectfully request that the Commission (1) approve this Joint Petition, (2) issue a certificate of public convenience authorizing the transfer, by merger, of a controlling interest in Pike from Orange and Rockland to CEI and (3) terminate and mark closed the proceedings at Docket No. A-110650.F0003.

                                        Respectfully submitted,


/s/ James A. Mullins                    /s/ Michael W. Hassell
---------------------------------       ----------------------------------
Tanya J. McCloskey, Esquire             David B. MacGregor
James A. Mullins, Esquire               Morgan, Lewis & Bockius LLP
Assistant Consumer Advocate             1701 Market Street
Office of Consumer Advocate             Philadelphia, PA 19103-2921
555 Walnut Street                       (215) 963-5234
5th Floor, Forum Place
Harrisburg, PA 17101-1921               Michael W. Hassell
                                        Morgan, Lewis & Bockius LLP
                                        One Commerce Square
                                        417 Walnut Street
                                        Harrisburg, PA 17101
/s/ Carol F. Pennington                 (717) 237-4000
---------------------------------
Carol F. Pennington, Esquire
Office of Small Business Advocate       John L. Carley, Esquire
Commerce Building, Suite 1102           Pike County Power & Light Company
300 North Second Street                 One Blue Hill Plaza
Harrisburg, PA 17101                    Pearl River, NY 10965

                                        COUNSEL FOR PIKE COUNTY
                                        LIGHT & POWER COMPANY

Dated: January 14, 1999

                                 APPENDIX "A"

                                                                      APPENDIX A


                       PIKE COUNTY LIGHT & POWER COMPANY
                       ---------------------------------

         COSTS TO ACHIEVE MERGER OF ORANGE AND ROCKLAND AND CON EDISON


1. SEPARATION COSTS - Includes separation payments to executives and other employees.

2. RELOCATION COSTS - Includes the moving expenses of those current O&R employees who are asked to report to a new location.

3. SYSTEM CONSOLIDATION - Includes capital and O&M expenses related to integrating information technology systems.

4. FACILITIES INTEGRATION - Includes physical alterations that may be required to accommodate the movement of employees between locations.

5. TELECOMMUNICATIONS - Includes data transmission links required to integrate the two companies.

6. COMMUNICATIONS - Includes the cost of notifications, meetings, publications and other means of communicating the impact of the merger to employees and other constituents.

7. EMPLOYEE RETRAINING - Includes the cost to prepare employees of either O&R or Con Edison for new job assignments as may be necessary to match available positions with available employees.

8. TRANSITION COSTS - Includes the cost of incremental activities to join the two companies (consultants, etc.).

9. STAY PAYMENTS - Includes special incentives to key O&R personnel whose services are needed during the transition period. Such payments are customary in merger transactions to ensure the continuing successful operation of the acquired company.

10. TRANSACTION COSTS - Includes the cost of investment bankers, outside legal counsel and consulting fees, and incremental investor service and other miscellaneous costs incurred to effectuate the merger.

                            CERTIFICATE OF SERVICE
                            ----------------------

          I hereby certify that I have this day served true and correct copies of the foregoing document on the participant, listed below in the manner indicated, in accordance with the requirements of (S)1.54 (relating to service by a participant).


HAND DELIVERY                            FEDERAL EXPRESS
-------------                            ---------------

James A. Mullins, Esquire                Honorable Herbert S. Cohen
Office of Consumer Advocate              Administrative Law Judge
1425 Strawberry Square                   Pennsylvania Public Utility Commission
Harrisburg, PA 17120                     1302 Philadelphia State Office Building
                                         Broad and Spring Garden Street
Carol F. Pennington, Esquire             Philadelphia PA 19130
Office of Small Business Advocate
Commerce Building, Suite 1102
300 North Second Street
Harrisburg, PA 17101








                                          /s/ Michael W. Hassell
                                          ------------------------------
                                          Michael W. Hassell




Dated: January 15, 1999

                                                                  EXHIBIT D-5(C)

                              STATE OF NEW JERSEY
                           Board of Public Utilities
                              Division of Energy
                              Two Gateway Center
                               Newark, NJ 07102



                                           ENERGY
                                           ------



IN THE MATTER OF CONSIDERATION     )        ORDER
                                            -----
OF THE JOINT PETITION OF ORANGE    )
& ROCKLAND UTILITIES, INC. FOR     )  DOCKET NO. EM98070433
APPROVAL OF THE AGREEMENT AND PLAN )
OF MERGER AND TRANSFER OF CONTROL  )



BY THE BOARD:

     On July 6, 1998, Orange and Rockland Utilities, Inc. ("Orange and Rockland" or "O&R"), the corporate parent of Rockland Electric Company (RECo) a public utility in the state of New Jersey and Consolidated Edison, Inc. (CEI), the corporate parent of Consolidated Edison Company of New York, Inc. (Con Edison) (hereinafter collectively referred to as Petitioners) filed a Joint Petition with the New Jersey Board of Public Utilities (Board) for approval of an Agreement and Plan of Merger and Transfer of Control pursuant to N.J.S.A. 48:2-
                                                                 --------
5.1 and 48:3-10.

     On October 27, 1998, a telephone prehearing conference was held. On November 2, 1998, objections to the proposed resulting schedule were filed by The Division of the Ratepayer Advocate and Petitioners' response thereto was filed on November 4, 1998. On November 13, 1998, the Board issued an Order Establishing Procedural Schedule and the matter was retained for hearing by the Board, with Commissioner Carmen J. Armenti presiding.

     On December 3, 1998, Petitioners filed a Motion to Strike Testimony concerning portions of the testimony of the Division of Ratepayer Advocate's
(DRA) Expert Witness, pertaining to RECo's cost of capital and the level of RECo's proposed rate reduction. On December 7, 1998, the DRA filed its opposition to Petitioners' motion to strike. An evidentiary hearing was held on December 8, 1998 before Commissioner Carmen J. Armenti. At the hearing, after considering the arguments of the parties, Commissioner Armenti denied the Petitioners' Motion to Strike, but allowed RECo to enter into the evidentiary record additional material from the record in RECo's unbundling and stranded cost proceedings in Docket Nos. EO97070464 et al regarding Cost of Capital. Thereafter, briefs and replies
           -- --
setting forth the substantive positions of the parties were timely filed with Commissioner Armenti.

     Orange and Rockland is a New York public utility incorporated in New York State. Orange and Rockland is an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") whose stock is publicly held. It is sole shareholder of both RECo and Pike County Light and Power Company ("Pike"), a Pennsylvania public utility. Orange and Rockland provides electric and gas service to customers in Rockland, Orange, and Sullivan Counties in New York. Collectively, Orange and Rockland, Pike and RECo provide electric service to approximately 269,000 customers and, excluding RECo, gas service to approximately 114,000 customers. RECo currently provides transmission, distribution and electric merchant services only to approximately 66,000 customers in northern parts of Bergen and Passaic Counties and areas of northeastern and northwestern parts of Sussex County, New Jersey.

     As of March 31, 1998, Orange and Rockland had total net utility plant of $935.3 million and total shareholders equity of $377.5 million. Total operating revenues for the twelve months ending March 31, 1998 were $628.5 million.

     CEI is also an exempt holding company under PUCHA and the corporate parent and sole common shareholder of Con Edison, a public utility in the state of New York, with a principal business office at 4 Irving Place, New York, N.Y. 10003, that provides both gas and electric service to approximately 3 million customers in New York City and Westchester County, New York. More specifically, Con Edison provides electric service to New York City (except parts of Queens) and most of Westchester County, New York. Con Edison provides gas service in Manhattan, the Bronx and parts of Queens and Westchester County, New York, to approximately 1 million customers and storm service in parts of Manhattan.

     As of March 31, 1998, CEI had total net utility plant of $11.3 billion and total shareholders equity of $6 billion. Total opening revenues for the twelve months ending March 31, 1998 were $7.1 billion.

     In compliance with the New York Public Service Commission's approved restructuring plan for the electric industry in New York, Orange and Rockland and CEI both separately agreed to divest their non-nuclear generation assets. Consistent with this effort, in November 1998 Orange and Rockland announced that Southern Energy, a division of Southern Company, was purchasing most of Orange and Rockland's generating assets. Plans to completely divest Orange and Rockland's other power generation assets are currently underway. CEI also plans to complete its divestment of generation assets.

     Con Edison proposes to acquire all the outstanding common stock of Orange and Rockland for the price of $58.50 per share for a total of $790 million.
This represents a premium of 110% over book value of O&R's equity and a 38.5% premium over the stock price of $42.25 prior to the announcement of the merger. The Company proposes to amortize the acquisition premium of $410 million over 40 years below the line.

     The proposed transfer of control involves the merger of C - Acquisition Corp, a wholly-owned subsidiary of CEI, with and into Orange and Rockland. Orange and Rockland will become the surviving corporation and a wholly-owned subsidiary of CEI. Petitioners propose that at the completion of the merger, RECo will continue to exist under its current name and as an operating subsidiary of Orange and Rockland and provide service under existing tariffs and service arrangements. The Petitioners have stated that RECo's rate structure will be separate and independent from Con Edison's and that the latter's location-driven higher operating and business costs will not be shifted to RECo.

     The Petitioners have set a target date of March 31, 1999 for receiving all necessary approvals from the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission, the U.S. Department of Justice and Federal Trade Commission, the New York PSC, the Pennsylvania PUC, New Jersey DEP, the Board and finally closing the merger.


                                  DISCUSSION:
                                  ----------

STANDARD OF REVIEW
------------------

     The Statutory provisions under N.J.S.A. 48:3-10 require certain approvals
                                    --------
of the Board where a public utility, incorporated under the laws of New Jersey, attempts to transfer any shares of its stock to any other public utility. Board approval is also required where any sale of transfer of stock of a public utility vests in any corporation or person a majority interest in the capital stock of the public utility.

     The provisions contained in N.J.S.A. 48:2-51.1 are quite different and
                                 --------
involve distinct concerns. In pertinent part, this statute provides the template to be used for consideration of requests for approval of acquiring control of a public utility within the Board's jurisdiction. The Board must consider the effect of the acquisition on (1) competition, (2) the rates of taxpayers affected by the acquisition of control, (3) the employees of the affected public utility, and (4) the provision of safe and adequate utility service at just and reasonable rates. Thus N.J.S.A. 48:2-51. provides:
                                            --------

          No person shall acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation or organization, or through the purchase of shares, the election of a board or directors, the acquisition of proxies to vote for the election of directors, or through any other manner, without requesting and receiving the written approval of the Board of Public Utilities. Any agreement reached, or any other action taken, in violation of this act shall be void. In considering a request for approval of an acquisition of control, the Board shall evaluate the impact of the acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. The Board shall accompany its decision on a request for approval of an acquisition of control with a written report detailing the basis for its decision, including findings of fact and conclusions of law.

     In its Final Decision and Order in I/M/O Petition of Atlantic City Electric
                                        ----------------------------------------
and Conectiv, Inc. for approval of a Change in Ownership and Control, January 7,
--------------------------------------------------------------------
1998, Docket No. EM97020103, ("Conectiv") the Board determined that a "no harm"
                              ----------
standard should be utilized when reviewing filings seeking approval of a change in control of a public utility under the above statute rather than what is referred to as a "positive benefits" standard. Citing the Administrative Law Judge's Initial Decision in Conectiv, the Board noted that it has used the no
                            --------
harm standard in the vast majority of cases involving acquisitions and mergers of utilities. After an analysis of the relevant cases, the Board stated:

          [A]dherence to a "no harm" standard is reasonable. In this regard, the Board believes that it would be unreasonable to insist in this case that Petitioners prove that positive benefits will accrue as a result of the proposed merger, when the use of the "no harm" standard is sufficient to ensure the continuation of safe, adequate and proper service at reasonable rates and adherence to the other requirements of N.J.S.A. 48:2-51.1.


          [Conectiv at 6.]

Therefore, in view of the Board's decision in Conectiv, the Board is using the a
                                              --------
"no harm" standard of review in this case. This means that we will approve the proposed transaction in this case if we are satisfied that there will be no overall adverse impact on the provision of safe, adequate and proper service at just and reasonable rates, on employees of the RECo and on competition.

     Despite our conclusion that Petitioners need only prove no adverse impact resulting from the merger, Petitioners are proposing that there will in fact be certain "benefits" resulting from the proposed merger. Because the issue of the appropriate treatment of these "benefits" is before the Board, we will examine whether the calculation of these benefits are properly derived by Petitioners and whether under Petitioners' proposal said benefits are equitably shared with ratepayers.


IMPACT OF THE MERGER ON COMPETITION
-----------------------------------

     Petitioners claim that rather than adversely impact competition in RECo's service territory, the proposed merger would instead enhance it. In addition to the potential benefits to competition created by the Petitioners' planned divestiture of their non-nuclear generating assets, they also assert that other benefits are occasioned by the merger. Thus, it is argued by Petitioners that the merger and in conjunction with divestiture will result in benefits derived from:

               i. the operation of a core wires company that would develop the transmission and distribution infrastructure to support technological innovations and information systems vital to the provision of better products and services and for a smooth functioning of competitive markets;

               ii. the creation of innovative services (e.g. in metering and billing) through enhanced customer service telecommunications technology, retail access information systems and emergency planning & response at reasonable rates which otherwise without a merger, and thus a smaller and less diverse customer base, may not be developed;

               iii. the continuous commitment to further divest
                    generating assets that will prevent vertical market power, introduce competition from new generation supplies, facilitate the mitigation of stranded costs, provide the ability to evaluate stranded costs with more certainty, and eliminate concerns regarding the Board's authority to mandate divestiture; and

               iv. the continuous Board regulatory oversight of RECo's utility operations and the Company's obligation to implement the Board's restructuring and retail access program as further guarantees that the required standards of competition will be met.

The Division of the Ratepayer Advocate
--------------------------------------

     The DRA concedes that this merger does not appear to present significant market power concerns but asserts that it nevertheless reduces the number of potential competitive suppliers in the State. The DRA concludes that the merger does not however, produce positive benefits for New Jersey with regard to competition since it results in one less competitor in the competitive products market sector.

Staff
-----

     Staff also finds no significant adverse impact on competition particularly given the potential dilution of its market power occasioned by the Petitioners' divestiture of their non-nuclear generating assets. However, Staff argued that if Petitioners should discontinue the divestiture of its assets for some reason, a reevaluation of the market power issue would be warranted.

Board's Ruling:
--------------

     The Board is convinced by the record in this case that this merger as proposed poses no significant drawback to competition in the New Jersey marketplace for electricity. In fact, it may actually strengthen RECo's ability to competitively participate in the market and assuming the fulfillment of the service enhancements predicted by Petitioners, also improve the quality of RECo's services. Moreover, a significant contributing factor underlying our conclusion that the merger will not adversely competitive markets is the previous commitment by both CEI and Orange and Rockland to divest power generation assets, and ongoing activities towards meeting those commitments. Therefore, the BOARD HEREBY FINDS that there will be no adverse impact on
               ------------------
competition as a result of the merger.

     This conclusion notwithstanding, and as stated in Conectiv, the Board has
                                                       --------
full authority to propound as needed appropriate future regulatory policy to promote competition in the New Jersey electricity marketplace and to discourage the concentration of market power by New Jersey's Electric Utilities. This continuing evaluation will also take into consideration the Petitioners' successful completion of ongoing generation asset divestiture.

The Impact of the Acquisition on RECo's Rates
---------------------------------------------

     Petitioners have determined that substantial cost savings will be generated by this merger as a result of the economics of scale and other operating efficiencies. As such, RECo has proposed to allocate 50% of RECo's pro rata share of these savings to ratepayers. A major portion of the savings is labor related and will result from the consolidation of administrative and general (A&G) functions within the corporate and support areas of the merging companies. Considerable non-labor cost savings are also expected to result from the merger including facility costs, overhead, advertising costs, dues, benefits, information technology, insurance, professional services, shareholder services, inventory and procurement. Specifically, the Petitioners ascribe $335 million or 65.4% of the savings to expected reductions in labor costs. Another $106 million or 20.7% of the savings, relate to reductions in corporate and administrative costs.

     Petitioners estimate nominal gross merger savings of $511.6 million over a ten year period extending from July 1, 1999 through March 31, 2009. They also estimate the "cost to achieve" the merger at $44.06 million, to yield a gross nominal net savings of $467.54 million. Although the so-called synergy savings are expected to accrue over a ten year span, Petitioners propose to amortize the associated "cost to achieve" over the first five years of the merger. Approximately 26% of the total net savings ($121.9 million) is to be allocated to Orange and Rockland, of which 22% ($26.8 million) will be allocated to RECo as its pro-rata share. The 22% factor is based on the Joint Operating Agreement between O&R and RECo. The savings are expected to emanate from many areas including utility operations, product development and corporate services as the Petitioners achieve greater efficiencies is providing energy and related services.

     Petitioners' estimated cost to achieve the merger applies to certain transaction, transition and employee costs. These include investment banking, legal and consulting, information system, integration, regulatory approval costs, as well as employee separation, relocation and training costs.

     The employee costs include $6.922 million of executive separation costs, $1 million in relocation costs and $2.5 million of "stay payments." Petitioners describe "stay payments" as incentives paid to retain the services of experienced managers in key positions as the companies transition into the merged entity. Petitioners consider those payments as normal and reasonable costs incurred to achieve the merger and necessary to retain key managers who would likely leave which would cause problems relating to system reliability. Petitioners further assert that these costs should be treated no differently than any other merger related cost. The Petitioners expressly state that the separation payments represent three year's salary for five executives which is customary in mergers and thus reasonable. Petitioners further argue that $27 million of the total synergy savings of $511.6 million represents the savings from not paying these same five executive for all of the ten years.

     Petitioners have proposed to share RECo's portion of the net savings with its ratepayers on a 50/50 basis. As such, RECo is offering to reduce rates by $263,000 or 0.2% effective April 1, 1999. This represents 50% of the average net synergy savings allocable to RECo over the first two years of the merger. This would be followed by an additional rate reduction of $608,000 effective April 1, 2001 for a total of $871,000 or 0.6%. This $871,000 aggregate reduction represents 50% of the estimated third year net synergy savings allocable to RECo.

     Total additional savings of $12.529 million are estimated by the Petitioners to accrue to RECo's ratepayers by the end of the ten year period following the merger, that is, after March 31, 2002 through March 31, 2009. The determination of actual post-March 31, 2002 synergy savings relies on a formula that compares actual future costs to a base of 1998 costs adjusted for inflation less a productivity factor of 2%.

     The Petitioners argue that the DRA failed to provide sound legal or evidentiary judgment for its proposal that the Board Order RECo's rate reduction reflect all the merger savings as a condition for approval. The Petitioners contend that the Board's only statutory authority with regard to rates in this case is to determine whether the merger will adversely impact RECo's rates. It is asserted that the proposed 50/50 sharing of savings is not a legal condition and that RECo's savings sharing mechanism and rate reduction is a voluntary decision to provide benefits to ratepayers. Petitioners concluded that if savings are not shared with shareholders the economic justification for the transaction would be diminished.

     Petitioners also assert that ratemaking principles do not allow rates to be adjusted by the pass through of gross savings without any regard to costs which achieved those savings. Petitioners are voluntarily offering rate reductions based upon estimates of merger driven savings without regard to increases in costs in non-merger driven costs.

     Petitioners also argue that the DRA's proposal does not accurately reflect near term savings by recommending rate reductions in excess of expected savings. The impact of the DRA's proposal would result in a rate reduction that is several times greater than the projected merger savings in year one or $3.032 million over three years. Shareholders will thus subsidize these rate reductions. Petitioners claim that the DRA's rate reductions exceed DRA's own projected net synergy savings for RECo by more than ten times in the first year, causing a $3.85 million subsidy by shareholders over four years.

     It should be noted that Petitioners seek a ruling from the Board that will apply the entire rate reduction in the merger proceeding as a credit towards the percentage rate reductions required pursuant to P.L. 1999, c. 23 of the Restructuring Act.

THE DIVISION OF THE RATEPAYER ADVOCATE
--------------------------------------

     The DRA reduces Petitioners' proposed amount representing the "Cost to achieve" the merger from $44.06 million to $33.638 million by excluding the proposed executive separation costs ($6.922 million), Stay payment cost ($2.5 million) and employee relocation costs ($1 million), for a total cost adjustment of $10.422 million. The DRA regards the executive separation costs to be discretionary "golden parachutes" or "bonuses" for the very officers and management who negotiated the merger with Con Edison. Petitioners' proposal to pay $6.9 million to five current senior executives results in an average payment of approximately $1.38 million per executive which is more than three times their basic salary or $2.3 million annually. It is the DRA's view that the disallowance of such costs eliminates any self-interests of the executives who negotiated the merger. The DRA also rejects the so called "stay payments", arguing that similar costs were denied recovery by the Board in the Conectiv
                                                                    --------
merger case and that in any event, the record does not support the notion that a significant number of employees would leave the Company in anticipation of the merger. The DRA also argues for the exclusion of employee relocation costs because Petitioners have not specified how employees will be reassigned after the merger and because the close proximity of the service territories of Con Edison and Orange and Rockland mitigates the need for relocation.

     The DRA further argues for consistency between the Petitioners' allocation of merger costs and merger savings between Orange and Rockland. While Petitioners' allocate 45% of the total merger costs to Orange and Rockland, the DRA notes that the latter receives only a 27.7% share of the merger savings.
The DRA emphasizes that the majority of the anticipated cost savings will result from the elimination of A&G expenses formerly incurred by O&R. The DRA recommends that merger costs be allocated 27.7% to O&R consistent with O&R's share of merger savings.

     Citing the Board's broad regulatory oversight set forth at N.J.S.A. 48:2-
                                                                --------
51.1, the DRA argues that 100% of the anticipated merger savings be flowed to ratepayers. To support its position in this regard, the DRA argues that the 38.5% premium to be received by Orange and Rockland's shareholders is an ample reward to RECo's shareholders for their investment that should as a result, exclude them from receiving additional benefits from the merger savings. The DRA further argues that under the traditional cost of service basis by which RECo is regulated, all cost savings should be flowed to ratepayers.

     Unlike the Petitioners, who have used a 5 year amortization of costs, the DRA, consistent with the treatment of the merger savings, amortizes the merger costs over the same 10-year savings period proposed by the Petitioner. The DRA has also levelized the net savings over 10 years using a discount at the cost of capital of 7.49%. This cost of capital was recommended by the DRA witness, James Rothschild in RECo's Stranded cost and Unbundling proceeding. (I/M/O the Energy Master Plan Phase II Proceeding to Investigate the
             ---------
Future Structure of the Electric Industry, BPU Docket Nos. E097070464 and
------------------------------------------
E097070465). Incorporating all its adjustments, the DRA recommends a rate reduction of $2.778 million or 2.04% of RECo's total 1998 revenues effective with the consummation of the merger. This amount represents a ten year levelized amortization of the net present value of RECo's share of net synergy savings as adjusted by the DRA. In addition, as part of its rate reduction proposal, the DRA argues against crediting the merger rate reductions toward the restructuring rate reductions, since it believes this would eliminate all merger savings for ratepayers.

     Finally, as a general matter about rates, the DRA warns against allowing the Petitioners to combine and blend RECo's rates with those of Con Edison or other CEI subsidiaries which are substantially higher. The DRA further urges the Board to carefully monitor RECo's future A&G costs since the Petitioners intend for Con Edison to provide O&R with various administrative and general services after the merger. Thus, the DRA recommends that the Petitioners be requested to file a cost allocation manual with the Board.

STAFF
-----

     In its brief, Board Staff viewed as germane to resolving the savings sharing issue, the significant windfall to be enjoyed by O&R shareholders as a result of the merger. As documented in the record, O&R shareholders stand to experience a gain of 38.5%, or approximately $16.25 per share representing the premium in the acquisition price over the market price per share at the time the merger was announced, for a total shareholder benefit of over $200 million. For this reason, Staff argued that shareholders should not receive additional benefits through a 50% share of the savings generated from cost reductions resulting from the merger.

     Staff also argued that in a rate case, where traditional cost of service ratemaking is employed, ratepayers would be entitled to receive 100% of any realized savings. Staff also opposed the 50/50 sharing mechanism proposed by Petitioners and argued that the Board order a reduction in rates by an amount equal to at least a 75% share of the merger savings consistent with the Board's decision in the Conectiv matter.

     However, Staff did not challenge the merger saving estimates propounded by Petitioners, but still argued that the savings could be considerably larger. In this regard, Staff pointed to Petitioners' experts' admission in the record that the cost reductions that give rise to the merger savings are permanent and increasing in nature, and will continue indefinitely.

     With regard to merger costs, Staff argued that a 10 year amortization period would be appropriate. Staff noted that by amortizing merger costs over the first 5 years, Petitioners would be allocating disproportionately smaller portions of the net savings to ratepayers in the early years after the merger, and because these expenditures will incur benefits many years into the future during which the merger savings will materialize, that these costs should be amortized over the 10 years during which they are expected to generate savings. Staff also noted that the

DRA's scheduling of merger costs is consistent with the treatment accorded such cost in the recently approved Conectiv merger.

     On the issue of the time table for flowing savings to ratepayers, Staff contended that ratepayers could pay more than the costs of service in future years, should the Petitioners' proposed mechanism be adopted. As noted above, Petitioners propose that savings incurred during the period March 31, 2003 through 2009 be allocated between ratepayers and shareholders on a formula that escalates actual 1998 costs by the consumer price index, and reduces it by a productivity factor of 2% per year. By this formula, net savings in this period would accrue to ratepayers only to the extent that actual future costs when compared to adjusted 1998 costs, show savings. Staff faulted this mechanism because it would deviate from cost based ratemaking principles, and would assign to shareholders, during those years, benefits from cost savings that may be separate and distinct and unrelated to the merger.

     Staff further noted that under the Petitioners' proposal, the post year-2003 savings will be credited to ratepayers only if the Petitioners file a base rate case, but that it is unclear when the next base rate case will be filed.
In view of this uncertainty, Staff argued that the Board should adopt the DRA's proposal that net savings be levelized over the ten year period after the merger. However, Staff, unlike the DRA, recommended the use of RECo's currently approved cost of capital of 10.17% rather than the 7.49% figure proposed by the DRA, because the Board has not as of yet modified RECo's overall rate of return in the context of a base rate proceeding.

     Staff also argued against Petitioners' proposed recovery of expenses associated with proposed separation packages for certain management employees, because these payments provide generous compensation to management for engineering this merger. In addition, with regard to the so-called "stay payments", Staff argued that Petitioners have not adequately substantiated that critical employees will be driven to voluntarily resign their positions solely as a result of the announcement of the merger. Staff also relied on the Board's decision in I/M/O Jersey Central Power and Light Company (Docket No.
            --------------------------------------------
ER91121820J, June 15, 1993), wherein the Board denied a request for above the line treatment of three incentive compensation programs that Jersey Central Power and Light Company was offering its managers and officers, thereby rewarding a select group of employees. To further support its position, Staff cited the Board's decision to reject executive separation payments in Conectiv,
                                                                      --------
its most recent merger case involving energy companies. Staff also found no support in the record for Petitioners' proposed employee relocation costs figure of $1 million. In this regard, Staff noted that no organizational charts or specific information related to the employees requiring relocation were provided which would justify such costs.

     Based on the above considerations, Staff supported a cost to achieve of $33.638 million ($44.06-$6.922-$2.5-$1.0 million) but also recommended that costs not directly allocated to either O&R or CEI, should be reallocated using a 27.7%/72.3% sharing mechanism with 27.7% going to O&R and 72.3% to Con Edison rather than the 50/50 split of indirect merger costs between O&R and CEI as proposed by the Petitioners. Staff argued that this approach would lead to more consistency in the allocation of costs and merger related savings.

     Staff also expressed a concern that the proposed merger not permit the higher rates (Residential Con Ed vs. RECo rates: 16.6c/kwh vs. 10.814 c/kwh) of Con Edison to contaminate those of RECo to the detriment of the latter's ratepayers. Staff, therefore, concurred with the DRA that in order for the Board to ensure a proper tracking of cost allocations between the two entities, Petitioners should be required to file as a condition of approval of this merger a Cost Allocation Manual with the Board subject to periodic update and review.

BOARD'S RULING:
--------------

     In evaluating the impact of this merger on rates, the Board is encouraged by the Petitioners' proffer and acknowledgment that RECo will continue to operate as a subsidiary of O&R and to provide service under its existing tariffs and service requirements. Petitioners have also averred that RECo's rate structure will remain independent from Con Edison's and will be shielded from intrusion by the latter's generally higher operating costs.

     To guarantee these assurances, we must at the outset erect a firewall between the costs of the two merging entities as a condition of approving the merger. We concur with the DRA and Staff that this can be accomplished by the Petitioners filing a Cost Allocation Manual with the Board subject to periodic updates as necessary. The Cost Allocation Manual will enable the Board's determination of the functions and services properly assignable to RECo and the prudence of such assignments and their related costs. Therefore, we HEREBY
                                                                     ------
DIRECT that RECo file an appropriate Cost Allocation Manual by January 1, 2000
------
for the Board's consideration.

     The primary area of controversy in this proceeding is the estimate of the net merger savings and the method and timing of the sharing of said savings with RECo's ratepayers. In deciding this issue, the Board is mindful of the similarities of the characteristics of this issue in this case and the recently concluded Conectiv merger case. Both mergers produce merger savings primarily via labor reductions and the streamlining of utility operations. The net-savings are estimated over 10-year periods in both cases and similar categories of costs to achieve the merger were identified. We are however mindful in the instant proceeding of the substantial windfall which will accrue to OAR shareholders by reason of a 38.5% appreciation in the value of their investment traceable directly to the consummation of this merger resulting in an approximate $200 million premium, which situation is unique to the instant merger vis a vis Conectiv.

     As argued by Staff and the DRA, in a rate case under traditional cost of service methodologies all realized cost savings flow to ratepayers, since rates are based upon the actual cost of service. To the extent a utility realizes cost savings, such savings would be reflected via lower rates, all things equal, in a base rate case. On the other hand, the Board recognizes the effort of the Company in seeking, through this merger, to enhance the quality of service provided its ratepayers. We are also confronted with the similarity of this case with the Conectiv merger and are cognizant of the sharing mechanism that was adjudicated in that case to provide a financial incentive for utilities to pursue beneficial merger opportunities. As a result, we believe that an allocation of 75% of RECo's share of net merger savings to ratepayers is warranted in this instance and is equitable.

     The amount of RECo's pro-rata share of gross savings is not in dispute. Staff and the DRA have however urged rejection of some of the costs to achieve the merger as they relate to executive separation costs, stay payments and employee relocation costs totaling $10.422 million. With regard to the separation payments, the Board is convinced by the arguments of Staff and the DRA that these costs are identical to the executive separation payments the Board rejected in the recent Conectiv proceeding. More importantly, we concur
                             ---------
with the concerns of the DRA that these costs were engineered by the same managers who engineered the merger itself. Although these costs may be typical management decisions when forming specifications of the merger, we do not consider them reasonable for recovery from ratepayers since the level does not reflect costs associated with the ordinary course of business. Moreover, the record does not support the need to treat them differently in this case. We are also persuaded by the DRA's and Staff's arguments with respect to the stay payments and employee relocation costs.

     Therefore, we HEREBY APPROVE for the purpose of determining the aggregate
                   --------------
net savings from this merger, a cost to achieve of $33.638 million [($44.06- $6.922-$2.50-$1.0) million]. In this regard, we find persuasive the arguments made by Petitioners that directly incurred merger-related costs, such as investment bankers fees, outside legal fees, and consulting expenses, do not vary in proportion to the relative size of the merging companies, and we therefore reject the arguments of the DRA that direct transaction costs should be allocated between O&R and Con Edison in proportion to the allocation of savings. However, we DENY the arbitrary 50/50 allocation of indirect merger
                      ----
costs and DIRECT Petitioners to reallocate such indirect costs on a 27.7%/72.3%
          ------
sharing basis consistent with the allocation of savings. Consistency should be maintained, especially in light of the fact that merger savings are the result of cost reductions expected from the merger. Logically, it seems reasonable to apply the same allocation method for costs which are not directly assignable as that which was used for savings. We also REJECT the Petitioners' proposed
                                          ------
savings distribution and merger cost amortization schedule, because they fail to match the amortization of merger costs with the timing of the flow of net savings by ratepayers.

     With regard to the Petitioners' proposed savings distribution and merger cost amortization schedules, we have hereinabove already concluded that the overall level of net savings is understated by approximately $10.4 million due to the adjustments with respect to specific components of the "costs to achieve." With respect specifically to the schedules proposed by Petitioners, we further believe it appropriate, both in terms of a better matching with the realized savings and consistency with our Conectiv decision, that the "costs to
                                          -----------------
achieve" be amortized over 10 years, rather than 5 years as proposed. With regard to the levelization of the net savings over a ten year period consistent with the recommendations of Staff and the DRA, we acknowledge that such approach would be consistent with out Conectiv decision. Similarly, a 75%/25% sharing of
                             --------
the net savings between RECo ratepayers and shareholders would also be consistent with our decision in Conectiv.
                                --------

     However, while the underlying policy considerations in the instant matter are very similar to those with which we dealt in the Conectiv matter, we note
                                                     --------
certain current circumstances which render our deliberations somewhat unique. Specifically, while in Conectiv we were confronted with the impending
                       --------
restructuring of the electric industry, and were required to deal directly with the issue of what portion of the merger savings to attribute towards that utility's meeting the then Board-directed rate reductions, in the instant matter we are now confronting certain legislatively required rate reductions of at least 5% on August 1, 1999, and at least 10% relative to April 30, 1997 rates by no later than August 1, 2002 and, perhaps more importantly, we are confronted with the reality that the merger-related rate reductions will be implemented virtually simultaneously with the mandated rate reductions required by virtue of P.L. 1999, c.23. In Conectiv, the rate
                                                          --------
reductions related to the 75% ratepayer share of the levelized net merger savings were implemented in stages starting in January 1998, and were in large part completed by March 1998 upon the closing of the merger. Accordingly, while the merger-related rate reductions were found to be appropriately applied towards the then Board-directed restructuring rate reductions, those merger savings will have been reflected in rates and enjoyed by ratepayers for approximately one and one-half years prior to what are now legislatively-mandated rate reductions.

     While we continue to believe that a 25% sharing by Conectiv shareholders
                                                        --------
was an appropriate incentive to share in these savings, in the instant matter, it is our judgment given the imminence of the mandated August 1, 1999 5 percent rate reduction and the fact that the merger will not be closed until at least April 1999, that there should be no explicit rate reduction related to the merger prior to August 1 of this year. Once the legislatively-mandated rate reduction takes effect, the merger savings will be effectively subsumed within that overall 5% rate reduction and, in later years, within the 10% rate reduction relative to April 1997 rates to be implemented by August 1, 2002. Accordingly, it could be argued that ratepayers will receive the full merger benefits. On the other hand, it could similarly be argued that the Company will have achieved a substantial incentive to pursue the merger in that it will have realized cost savings which assist it in achieving the rate reductions mandated by the Legislature. In light of the above, and the unique circumstances presented due to the substance and perhaps more importantly the timing of this matter, it is our determination that the net merger savings, as adjusted above, not be levelized as proposed by the DRA and Staff, but rather that they be unlevelized as proposed by the Company. We take this position because at the time the statutorily mandated rate reductions are implemented it will be impossible to attribute the rate reductions to any particular source since the 5% to 10% rate reduction far exceeds the merger related savings determined herein. However, initiating a rate reduction at the time the merger is actually consummated, which would be several months in advance of the August, 1999, the date for the mandated 5% rate reduction, and together with the recommended 75/25 sharing of benefits, allows ratepayers to recognize immediately the benefits of the merger while providing the Company with its appropriate share of those benefits.

     Therefore, in consideration of the up-front merger rate reductions and magnitude of the mandated restructuring rate reductions, the Board HEREBY
                                                                   ------
REJECTS the DRA's proposed merger rate reduction and ORDERS a rate merger
-------                                              ------
reduction equal to $1.434 million or 1.05%, representing 75% of the average of the Petitioners' four year unlevelized net merger savings adjusted to Staff's recommended cost to achieve. This four year average is consistent with the mandated four year transition period in P.L. 1999, C.23 and matches the Petitioners' unlevelized net synergy savings.

     Once the four year rate reduction and price cap period provided by P.L. 1999, c.23 expires as of August 1, 2003, the Company will revert to a more traditional rate-making regime, under either traditional Title 48 ratemaking or under an alternative plan for regulation to the extent requested by the Company and approved by the Board pursuant to section 55 of P.L.

1999, c.23 for implementation subsequent to July 31, 2003. Should the Company seek to adjust its base rates, it would have to file a base rate case. Thus, under such ratemaking, to the extent RECo requests to adjust its rates subsequent to July 31, 2003, rates will be established at that time based upon RECo's actual cost of service. To the extent that RECo wishes to resurrect through a base rate case proceeding its proposal to retain a portion of merger-related savings at some point subsequent to July 31, 2003, by setting rates at a level somewhat above the actual cost of service at that time, the Board will not preclude at this time such a proposal. However, the burden at such time will clearly be on RECo to justify a mechanism which sets rates at a level higher than the actual cost of service.

     Recognizing that RECo has pending before this Board a petition seeking a 3.6% overall rate increase in its LEAC rates (BPU Docket No. ER98121406), driven primarily by a deferred fuel balance in excess of $5 million, and in order to maintain rate stability leading up to August 1, 1999, we further ORDER,
                                                                 -----
simultaneous with the merger-related base rate decrease of 1.05%, that RECo's LEAC rate be increased on an interim basis by an equal dollar amount to that of the base rate decrease. Thus, overall rates will remain unchanged prior to August 1, 1999, but RECo will collect approximately an additional $300-$400 thousand to apply to the deferred fuel balance.

IMPACT ON RELIABILITY OF SERVICE AND UTILITY EMPLOYEES
------------------------------------------------------

     Petitioners have maintained that this merger will enable RECo to rely on Con Edison's expertise in performance tracking, systematic operating procedures, remote substation monitoring and outage management systems to assure continued system reliability.

THE DIVISION OF RATEPAYER ADVOCATE
----------------------------------

     The DRA has expressed concern that merger induced cost cutting not cause a deterioration of service particularly as RECo will, after merger, constitute only about 2% of CEI's operations as compared to 22% under its current incarnation. It has also cited the lack of a post-merger verifiable and reliable organizational structure as troubling because that places in limbo, the impact of personnel changes on reliability. The DRA therefore, recommends that Petitioners be required to develop objective standards as well as monitoring mechanisms to ensure compliance with reliability standards. The DRA further urges the Board to condition the approval of the merger on the Petitioners retaining 32 employee positions currently situated in New Jersey because it believes that such a measure would guard against the deterioration of service quality and reliability.

STAFF
-----

     Staff, in its brief, cited Petitioners' testimony that 27 of the 32 New Jersey employee positions are field forces and on that basis urges the Board to require CEI to maintain at least this number of employees in New Jersey to assure reliability until the Company can justify a different level of work force.

BOARD'S RULING
--------------

     The Board's continuing ability to monitor reliability of the delivery of service in the territory under its jurisdiction is set forth at N.J.S.A. 48:2-23
                                                                --------
and N.J.S.A. 48:3-3 which provides the Board with the authority to ensure that
    --------
utilities provide safe, adequate and proper service. Recent Staff investigations in the GPU Energy inquiry and in the September 12, 1998 storm inquiry affecting the PSE&G service area have disclosed that the number of work force is an important factor to the rapid restoration of service. Although foreign crews may be available, adequate local crews are important for service reliability. We will continue to exercise our due authority to monitor and ensure that existing reliability and service standards are met post-merger. Therefore, we HEREBY ORDER that Petitioners as a condition of approval of this
              ------------
merger, file appropriate annual reports, supported by detailed and complete data and analysis, that clearly and unambiguously show that:

               i. RECo continues to meet the requirements of current Law regarding System Reliability; and

               ii.  those that the Board may impose as a result of
                    the Board's proceeding in the restructuring docket
                    and I/M/O the Petitioner of GPU Energy, Inc. Inquiry in
                        ---------------------------------------------------
                    Docket No. EX 97080610; related to system reliability and
                    ----------------------
                    customer service quality.

     Concomitant with the concern expressed by Staff regarding field forces in New Jersey, we DIRECT RECo to maintain, in the interim period following the
               ------
merger, at least the 27 field positions currently serving in New Jersey and to justify to this Board if a lower level of work force is expected.


                                   CONCLUSION
                                   ----------

     By this Order, the Board FINDS the merger of Orange and Rockland, the
                              -----
corporate parent of RECo, with Con Edison to be not contrary to the public interest and APPROVES the acquisition by Con Edison of RECo. In approving this
             --------
merger, the Board maintains all of its authority and ability to regulate RECo or its successor electric public utility and its ability to ensure the provision of safe, adequate and proper service to all ratepayers in the affected service territory.

     In view of the foregoing, the Board DIRECTS that the rate reductions which
                                         -------
are associated with 75% of RECo's pro-rata share of the net savings determined herein to be an annual amount of $1.434 million, be implemented as follows:

               i. The merger driven rate reduction shall be applied on an equal percentage basis across all rate classes.

               ii. The decrease shall be implemented by RECo effective immediately with the consummation of the merger and shall be credited towards the percentage rate reduction in the restructuring proceeding.

               iii. Simultaneous with the merger-related base rate
                    decrease, RECO's LEAC shall be increased on an interim basis by an equal dollar amount applied equally across all rate classes.

     This Order is issued subject to the following requirements:

               1. This Order shall not affect nor in any way limit the exercise of the authority of the Board or the State of New Jersey in any future Petition, or in any proceeding regarding rates, franchises, services, financing, accounting capitalization, depreciation, or any other matter reflecting Petitioners.

               2. This Order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of tangible or intangible assets now owned or hereafter owned by Petitioners.

               3. Consummation of the above-referenced transactions must take place no later than ninety (90) days from the date of this Order unless otherwise extended by the Board.

               4. Approval of the transactions herein shall not constitute a determination, nor in any way limit, any future determination of the Board, as to the treatment of indebtedness, capital structure and interest expense for rate making purposes in any rate proceeding under state or federal law.

               5. A cost Accounting Manual shall be filed with the Board for its review no later than January 1, 2000. This shall be subject to periodic update and review, to assure that RECo's rates are shielded from Con Edison's higher costs.

               6. The books and accounts of RECo shall be kept separate from those of ConEdison and O&R and the rates charged by RECo shall not be merged with those of ConEdison.

DATED:  April 1, 1999

                                        BOARD OF PUBLIC UTILITIES
                                        BY:

                                        /s/ Herbert H. Tate

                                        HERBERT H. TATE
                                        PRESIDENT


                                        /s/ Carmen J. Armenti

                                        CARMEN J. ARMENTI
                                        COMMISSIONER


                                        /s/ Frederick F. Butler

                                        FREDERICK F. BUTLER
                                        COMMISSIONER

ATTEST:

MARK MUSSER, ESQ.
SECRETARY

                                                                  EXHIBIT D-5(D)

                               STATE OF NEW YORK
                           PUBLIC SERVICE COMMISSION

                      At a session of the Public Service
                        Commission held in the City of
                            Albany on April 1, 1999


COMMISSIONER PRESENT:

Maureen O. Helmer, Chairman


CASE 98-M-0961 -    Joint Petition of Consolidated Edison, Inc., Consolidated
                    Edison Company of New York, Inc. and Orange and Rockland
                    Utilities, Inc. for Approval of a Certificate of Merger and Stock Acquisition.


                            ORDER AUTHORIZING MERGER

                      (Issued and Effective April 2, 1999)


                                  INTRODUCTION
                                  ------------
The Petition
------------

          On June 22, 1998, Consolidated Edison, Inc. (CEI), Consolidated Edison Company of New York, Inc. (Con Edison), and Orange and Rockland Utilities, Inc. (O&R) jointly petitioned for authority, pursuant to Public Service Law (PSL)
(S)(S)70 and 108, for CEI and O&R to merge. Previously, on May 10, 1998, CEI and O&R entered into an Agreement and Plan of Merger (merger agreement) which was approved by the companies' boards of directors and by O&R's common stockholders./1/

       According to the joint petition, CEI will purchase O&R's common stock for $58.50 per share and O&R will become one of its subsidiaries, a sister company to Con Edison. While each utility will continue to operate under its own name, the merger would provide them opportunities to improve their operating efficiencies. Significantly, the joint petition estimates that the merger would yield about $468 million of net savings over ten years. The companies propose that savings like these be equitably distributed between customers and investors.

          The petition also highlights the emerging competitive

______________________
/1/    The merger agreement does not require the approval of CEI's shareholders.

energy industry in which the companies will operate. It observes that Con Edison and O&R are transforming their businesses and divesting large portions of their generating assets. The two companies plan to use their wires, pipes, and conduits as energy delivery systems in the competitive marketplace.

          The petition assures that the merger will not compromise customer service nor diminish utility system reliability. It also says utility company financing will remain available on favorable terms and the merger will strengthen utility operations. The companies say their employees will benefit from career development, training, and opportunities for advancement. While redundant positions would be eliminated, the companies would continue to honor their collective bargaining commitments. Work force reductions would be made fairly on the basis of experience, skill, and without regard to employee affiliations.

          Finally, the companies say they will continue to support civic and charitable organizations, and economic development in their service areas. They believe the merger's efficiencies will benefit local communities and enhance the competitive market in the downstate region.

Case Procedures and Public Statements
-------------------------------------

          On September 28, 1998, after providing the parties time to examine the joint petition and inquire into the proposed merger, Administrative Law Judge William Bouteiller convened a procedural conference in New City. The active parties identified themselves at the conference and the initial procedures for the case were set. Several parties informed the Judge of their plans to review the proposed merger with CEI, Con Edison, and O&R in settlement discussions. Consequently, on October 6, 1998, the companies filed a notice of impending negotiations and they began their discussions on October 19, 1998.

          Before this, however, on October 14 and 15, 1998, the Judge held public statement hearings in Middletown, Port Jervis,

New City, and Manhattan to obtain public comments concerning the proposed merger. About two dozen individuals and local officials from O&R's service area expressed either support for or concerns about the proposed merger. The merger is supported by various union representatives, civic and community organizations, and by educational, real estate, and business interests.

          Many local officials, and several other speakers, voiced concerns about the proposed merger. They urged that the cost savings claimed by the companies be thoroughly examined and that savings be used to benefit consumers-- particularly residential and small commercial customers. They also expressed opposition to today's electricity rates and natural gas prices, and urged that they be reduced. Further, they implored the companies to continue to provide reliable utility service and good customer service.

          Local officials commended O&R for providing prompt restoration of utility services in past emergency situations and following severe weather. They expressed hope the merger would not change this. They also questioned whether any O&R executives would obtain excessive compensation from the merger, and they urged that employment opportunities remain in the service area./1/

          The parties considered these and other matters in their settlement discussions from October 1998 to February 1999. On March 8, 1999, Department of Public Service Staff (Staff), the State Consumer Protection Board (CPB), the Industrial Energy Users Association (IEUA), CEI, Con Edison, and O&R (collectively the proponents or merger supporters) entered into a Settlement Agreement (Settlement) proposing that a merger be authorized./2/ In general, the supporting parties have addressed the public's concerns and their recommendations are intended to ensure that

_________________________
/1/ Some speakers also addressed such matters as utility property taxes, municipal electric service, and environmental clean-up activity.

/2/    A copy of the March 8 Settlement is attached to this order.

the merger serves the public interest. The petitioners and other proponents provided statements supporting the merger on or about March 8, 1999.

       On March 15, 1999, two parties filed comments in opposition to the proposed merger terms and conditions. The State Department of Law (DOL) objects to the amount and length of time shareholders would share in the merger savings. Rockland County (Rockland or the County) is not opposed to CEI taking over O&R; however, it challenges several of the terms and conditions advanced by the merger proponents. It claims the joint proposal does not adequately address negative effects Rockland will experience and, for this reason, the County says the merger proposal is not in the public interest. In statements filed March 18, 1999, the petitioners and Staff responded to DOL and Rockland.

       Presented next is a summary of the terms, conditions, and arguments in support of the proposed merger, followed by DOL's and Rockland's opposition to the merger proposal. Finally, for the reasons discussed below, it is concluded that the CEI and O&R merger, subject to the terms and with the conditions offered by the merger supporters, will be in the public interest. Accordingly, the merger will be authorized.

                          MERGER TERMS AND CONDITIONS
                          ---------------------------
Cost Savings
------------

          Rather than use the petitioners' ten-year, $468 million estimate of net merger-related savings, the supporting parties focus instead on the first five years following a merger. In this period, they say, the gross savings will be about $218.5 million./1/ Of this amount, the merger supporters propose that 75% be allocated to ratepayers and 25% to shareholders. The

________________________
/1/ See, March 8, 1999 Settlement Agreement, Appendix F, Schedule 1. The Settlement Agreement does not provide any specific mechanisms for addressing the estimated savings expected in the next five years.

ratepayers' share includes the gas cost savings that will flow automatically to natural gas customers through periodic gas cost adjustments. Ratepayers and shareholders would each be responsible for merger transaction costs in the same proportion to the benefits they receive. In general, the ratepayers' net merger-related savings would be used to reduce electric and gas rates, to extend the time the utility companies do not file for rate increases, and to fund various programs to benefit consumers. The amounts available for each group of customers, and their proposed treatment, are as follows.

  1.  Electric Customers
      ------------------

      a.  Con Edison Service Area
          -----------------------

          Over the first five years, Con Edison's electric customers can expect to obtain $53.8 million of the merger savings. The merger supporters propose that the first three years' savings, about $26.6 million, be recorded and preserved on the company's books for now. This period corresponds with the remainder of Con Edison's existing electric rate plan. Pursuant to that plan, Con Edison's electric rates will be reduced by 10% by March 2002. The $26.6 million, and the balance of the $53.8 million, will be used after that time to reduce and stabilize electric rates, to support the low-income customer programs identified below, and for other purposes that benefit ratepayers.

     b.  Orange and Rockland Service Area
         --------------------------------

         According to the merger supporters, O&R's electric customers in New York should save $26.7 million in the first five years./1/ They propose that most of this amount be used to augment the rate decreases that the existing O&R electric rate plan

____________________________
/1/ O&R electric and gas customers in New Jersey and Pennsylvania will also share approximately $10 million of the savings projected in the next five years.

provides. Thus, electric ratepayers (except large industrial customers) would obtain a 2.1% base rate reduction beginning on December 1, 1999. Industrial customers would obtain a 0.8% reduction because they already received somewhat greater rate reductions under the existing rate plan. In addition, O&R has agreed not to increase its electric rates anytime before January 1, 2003./1/ The merger proponents also propose that the current sharing trigger on O&R's electric department earnings of 11.4% be eliminated; that limit was established in O&R's electric rate/restructuring case.

  2.  Gas and Steam Customers
      -----------------------

      a.  Con Edison Service Area
          -----------------------

          In addition to their natural gas cost savings,/2/ Con Edison's gas customers can expect about $10 million of operational cost savings during the first five years. Steam customers can expect to save about $2.7 million during this period.

          The merger supporters propose that Con Edison gas customers' base rates reflect the $10 million of savings commencing the month after the merger is consummated./3/ While steam customers would not see an immediate change in their rates, their savings will accumulate and be retained for their benefit and use at the end of the existing steam rate plan, which is September 30, 2000.

__________________________
/1/    While O&R could file an electric rate case before this date, no rate increase could become effective until then.

/2/    The merger proponents estimate that the five-year, total gas cost savings for both companies will be about $20.7 million, of which a small portion will benefit customers in Pennsylvania.

/3/    Gas cost savings will flow to customers automatically through the gas adjustment clause (GAC). In all, Con Edison gas customers will obtain a 0.43% bill reduction on average from the merger.

     b.  Orange and Rockland Service Area
         --------------------------------

          In addition to their natural gas cost savings, O&R's gas customers in New York can expect to obtain another $8.4 million of operational cost savings. The merger supporters propose that these customers' base rates be reduced the month after the merger is consummated./1/ They also propose, and O&R has agreed, to withdraw its 2.5% gas rate increase filing in Case 98-G-2000 as long as the merger is consummated before July 1, 1999./2/ O&R will not file a new gas rate case before December 1, 1999.

Business Activity
-----------------

          Among their recommendations, the proponents urge that specific provisions and conditions apply to the merged companies' corporate structure, business practices, competitive conduct, and affiliate relationships and transactions.

  1.  Corporate Structure
      -------------------

          The merger proponents support modifications of the corporate structure conditions the Commission imposed on Con Edison in its most recent electric rate/restructuring proceeding./3/ This proposal is unopposed. The petitioners have also agreed to retain O&R's corporate presence in the service area for at least three years. This responds to concerns expressed that O&R's corporate headquarters would be relocated out of Rockland County.

_______________________
/1/ Gas cost savings will go to customers through the GAC. In all, O&R gas customers will obtain a 2.15% bill reduction on average from the merger.

/2/ If the merger is not consummated by this date, the parties will meet to consider an alternative disposition of the gas rate case.

/3/ The "Revised Con Edison Corporate Structure Conditions" appear as Appendix A to the March 8 Settlement.

  2.  Competitive Conduct and Affiliate Relations
      -------------------------------------------

          Similarly, the proponents support revisions to the competitive conduct standards and the affiliate relations conditions the Commission applied to O&R in its electric rate/restructuring proceeding./1/ The revisions, which are intended to bring each subsidiary's provisions in compliance with the other's, are unopposed.

  3.  Accounting for Affiliate Transactions
      -------------------------------------

          The merger proponents agree that guidelines are needed for the utility companies to account for assets, employees, goods, and services that may be transferred among CEI and its subsidiaries. They propose that guidelines developed in the Con Edison and O&R rate/restructuring proceedings be superseded by the guidelines provided here for CEI and all its affiliates./2/ This proposal is also unopposed.

  4.  Asset Transfers and Other Requirements
      --------------------------------------

          The merger supporters point out that no asset transfers requiring approval will occur under the merger. If any such assets are to be transferred in the future, the companies will petition the Commission for authority to do so.

          CEI's code of conduct makes references to an "Affiliate Transaction Policy." The merger proponents agree that this policy statement should be updated and made to conform to Appendices A, B, and C to the Settlement. Copies of the code of conduct will be redistributed to employees, including those working at O&R.

          If, for any reason, a credit rating agency were to

_________________________
/1/ The "Revised O&R Standards of Competitive Conduct" appear as Appendix B, and the "Revised O&R Affiliate Relations Conditions" is Appendix C to the March 8 Settlement.

/2/ The new "Accounting For Affiliate Transactions" guidelines are Appendix D to the March 8 Settlement.

place Con Edison's or O&R's senior debt instruments on a negative credit watch or review, the companies would notify the Department of Public Service of the reasons for any such event. None of these provisions elicited any controversy.

  5.  Emergency Preparedness
      ----------------------

          The March 8 Settlement states that O&R met with local government officials responsible for public safety and it assured them that its emergency preparedness and responses will not deteriorate. O&R has renewed its commitment to work with government to address any emergency response requirements that arise in the future./1/

Performance Incentive Programs
------------------------------

  1.  Gas Safety and Reliability
      --------------------------

          To ensure that the merger does not adversely affect gas safety and reliability, the proponents agree that Con Edison and O&R should be subject to financial penalties (ten basis points on gas common equity per company) if they do not satisfy specified requirements for one-call notices, responses to gas leaks and odors, pipe replacements, and leak backlogs./2/ These provisions create new incentives and are unopposed.

  2.  Electric System Reliability
      ---------------------------

          The merger proponents consider Con Edison's electric service reliability incentive program adequate and they do not propose any changes to it, other than to support its continuation.

          With respect to O&R, the merger supporters recommend that its service reliability incentive program be revised and the

___________________________
/1/    March 8 Settlement, p. 10.

/2/ The Con Edison and O&R "Gas Safety & Reliability Incentive Mechanisms" appear as Appendices H and K to the March 8 Settlement.

company be subject to an eight-basis-point penalty (on electric common equity) if it exceeds certain limits on the frequency and duration of service outages./1/ These proposals are unopposed.

  3.  Customer Service
      ----------------

          The proponents do not intend for the merger to have any adverse effects on service quality. They are satisfied that Con Edison's existing service quality incentive programs for electric and gas customers are adequate and should be extended.

          With respect to O&R's electric service, the merger supporters propose that the company's existing incentive program be superseded. Under a revised incentive program, O&R could incur up to a 12-basis-point penalty (on electric common equity) if it fails to score well on assessments of its residential, commercial, and industrial service, or if too many complaints are filed about the company's service.

          As to O&R's gas service, the proponents recommend a new incentive program that would subject the company up to a ten- basis-point penalty (on gas common equity) should it score poorly on assessments of its customer service or if the number of customer complaints gets too high./2/ None of these incentive program provisions are opposed.

_______________________
/1/ The "Revised O&R Electric Customer Service and Reliability Performance Mechanism" appears as Appendix I to the March 8 Settlement.

/2/ The "O&R Gas Customer Service Performance Mechanism" appears as Appendix J to the March 8 Settlement.

Low-Income Customer Programs
----------------------------

          As noted above, some savings allocated to ratepayers will be deferred for future use or be flowed through currently as rate reductions. Some funds will be used for programs to benefit ratepayers, which are described here.

  1.  Westchester County Customer Aggregation Program
      -----------------------------------------------

          O&R currently provides a low-income, electric customer aggregation program that allows eligible customers to obtain competitive retail services from providers other than O&R. The merger proponents propose, and Con Edison is willing to implement, a similar program in Westchester County for Con Edison's electric and gas customers./1/ About $200,000 would be used from the Con Edison ratepayers' share of the merger savings for this purpose. This proposal is unopposed.

  2.  Refrigerator Replacement Program
      --------------------------------

          The merger supporters propose, and Con Edison has agreed to provide, a refrigerator replacement program for some of its low-income, electric customers in cooperation with local social service agencies. Up to 500 replacements would be provided annually through March 2004, and the program may continue thereafter. About $350,000 per year of the ratepayers' share of the merger savings would be used for this program. This proposal is unopposed.

  3.  Electric Service Reconnection Program
      -------------------------------------

          The merger supporters also propose, and Con Edison is willing to extend, a program to waive electric service reconnection fees for low-income customers. The program will be in effect through March 2004 and may continue thereafter. About $150,000 per year of the ratepayers' share of the merger savings would fund this program which is unopposed.

________________________
/1/    O&R's program would also be expanded to include gas customers.

  4.  Provider of Last Resort and Aggregation Studies
      -----------------------------------------------

          The merger proponents propose that $200,000 of the ratepayers' savings be set aside to study alternative means to satisfy provider of last resort requirements and to aggregate customers. This proposal is unopposed.

Merger Transaction Costs
------------------------

          The merger proponents estimate that it will cost the petitioners about $36.9 million to merge, which will be shared 75%/25% by ratepayers and shareholders, respectively. This figure excludes about $7 million of executive compensation costs that ratepayers will not pay. Con Edison will amortize its portion of the allowed merger costs over five years, as will O&R's gas department. O&R's electric department will amortize its share of these costs over six years.

Competitive Electric Market
---------------------------

          On January 27, 1999, the Federal Energy Regulatory Commission (FERC) issued its order approving the CEI and O&R merger./1/ The merger supporters recognize that certain market power mitigation measures apply to the companies' bids in the capacity and energy markets to be operated by the New York Independent System Operator. For example, the companies will bid their generation facility "to-go" costs into the capacity and energy markets, and their bids in the day-ahead and the real-time energy markets will be restricted to their variable, fuel-related "to-go" costs./2/

________________________
/1/  FERC Docket EC98-62-000, Order Approving Merger (issued January 27, 1999).
                              ----------------------

/2/ See the March 8 Settlement, pp. 10-12; see also, Staff's March 8 Statement, pp. 15-21.

                            OPPOSITION TO THE MERGER
                            ------------------------
Sharing The Savings
-------------------

          As noted above, the merger proposal is opposed by DOL and Rockland. DOL objects to the 75%/25% arrangement for sharing merger-related savings between ratepayers and shareholders; instead, it supports an 86%/14% arrangement. DOL recognizes that the Commission has allowed up to a 75%/25% sharing of utility companies' tax refunds to encourage them to reduce their tax liabilities. However, it notes that in two cases involving tax refunds to Con Edison, shareholders were only allowed 14% of the available savings./1/ DOL claims the proponents have not provided sufficient justification for shareholders to retain 25%. Absent additional support, DOL urges that ratepayers receive the same 86% share as applied in the Con Edison tax refund cases.

          DOL also questions why shareholders should share any merger-related savings beyond three years. By denying them this portion of the savings, DOL seeks to retain for ratepayers $25 million related to the fourth and fifth years following the merger. DOL says there is nothing in Con Edison's or O&R's current rate plans to preclude the Commission from capturing these benefits for ratepayers and it claims the public interest would be better served by doing so.

          Rockland agrees with DOL that ratepayers should obtain a greater portion of the merger-related savings. But it claims they should receive all the savings and shareholders should receive none. According to Rockland, traditional regulation obliges utility companies to minimize their costs and, it says, the companies' current claims to recover "stranded costs" only provides all the more reason for any savings to enure entirely to ratepayers. If O&R were a financially-troubled company, or were incapable of operating, Rockland says, it would understand why

__________________________________
/1/    Case 89-M-061, Consolidated Edison Company of New York, Inc. - Property
                      --------------------------------------------------------
       Taxes, Opinion No. 90-1 (issued January 2, 1990) and Case 92-M-0605,
       -----
       Consolidated Edison Company of New York, Inc. - Sales and Use Taxes,
       -------------------------------------------------------------------
       Opinion No. 93-7 (issued March 29, 1993).

the merger-related savings should be shared. However, it says no such circumstances pertain here; nor does it see any intrinsic social value to utility company mergers to warrant a sharing of the savings with shareholders.

          Rockland also doubts the merger will yield any savings./1/ It says O&R, by itself, is of sufficient size to achieve optimal efficiency. If necessary, the County says, O&R could reduce its administrative and management costs without merging with CEI.

          In response to DOL's 86%/14% sharing proposal, the petitioners and Staff point out that they arduously negotiated a 75%/25% sharing arrangement which, they say, is needed to encourage the companies to achieve all potential savings for everyone's benefit.

          The proponents argue that DOL's tax refund case precedents have no application to the disposition of merger savings. Pointing to cases involving utility company reorganizations, the proponents say that shareholders have been allowed in some instances to retain all merger-related savings, for up to five years, to offset the premiums paid to acquire other firms. In this case, they point out, only 25% of the savings would be available for this purpose.

          With respect to DOL's proposal to end the sharing arrangement in three years, Staff says a longer period encourages Con Edison and O&R to refrain from filing rate increase proposals. The proponents maintain that DOL's proposal discourages mergers any time other than at the inception of a new rate plan and, if adopted, it could forestall, or even preclude, some of the merger-related savings.

          As to Rockland's proposal that all savings go to ratepayers, the merger proponents reiterate that the sharing arrangement was negotiated based on all of the circumstances of

_____________________
/1/    In support of this position, the County points to three journal articles.

this case and piecemeal modifications of the joint proposal should be avoided. Concerning Rockland's charge that there will be no merger-related savings, the petitioners say they provided the parties their synergy study last year to assure them of the actual merger-related savings available here. Staff observes that Rockland is well aware of the savings available from eliminating unnecessary managerial and administrative positions.

          Finally, the petitioners admit that they may not be able to achieve all the merger-related savings they project; however, they observe that ratepayers are guaranteed to receive their portion of the savings under the terms of the March 8 Settlement. Thus, they see no need to adopt any cumbersome process to verify or quantify the actual savings the merger yields.

Merger Impacts on Rockland County
---------------------------------

          Under the joint proposal, about 60% of the ratepayers' savings will go to Con Edison customers and about 40% to O&R customers. In contrast, Rockland believes its citizens have the most to lose from a merger and, for this reason, recommends that the ratepayer savings be split equally between the two companies' ratepayers.

          The County fears it will lose about 300 jobs if CEI were to close
O&R's Pearl River corporate headquarters.   Rather than close this facility any
time in the future, the County urges CEI to retain management and administrative positions there--even if it has to relocate employees from the Con Edison service area to do so. In particular, Rockland urges CEI to consult with it before closing facilities in the County and to extend to O&R management and administrative employees the same training, employment, and career opportunities it extends to others. It also asks CEI to support charitable, civic, and community activity at the level O&R now provides.

          Staff says Rockland's sharing proposal for the two service areas defies proper accounting and allocations, and it would not stand the rigors of a ratemaking proceeding. The petitioners add that the allocations between the service areas are based on plant, payroll, gross margins, and other measures of the companies, and they avoid subsidies from customers in one area to customers in the other.

          Responding to Rockland's concerns about the merger's impact on its constituents, the petitioners urge that their ability to implement efficiency measures not be restricted and that decisions better left to management not be interfered with. As the utility companies are subject to ongoing oversight, the petitioners say the Commission should monitor their operations and thereby insure that no economic or other dislocations occur due to the merger. The companies say they have made no final decisions about how to make the operational and organizational changes they have planned.

          Staff emphasizes that the March 8 Settlement contains a provision assuring the County that O&R's corporate presence will be retained in the service area for at least three years. Otherwise, Staff opposes Rockland's request for job quotas, a floor on charitable contributions, and formal policies to govern civic activities.

O&R Stock Acquisition Premium
-----------------------------

          To acquire O&R, CEI will pay shareholders a premium of about $400 million above book value. The petitioners say this premium is in the range established by other utility company mergers since 1998. But Rockland objects to O&R shareholders receiving a premium. The County believes such gains should inure to ratepayers as they would obtain the gain on any sale of O&R's assets to another company. It considers the latter result proper under traditional regulation, and appropriate during the transition period to a competitive energy market, as long as utility companies claim they are entitled to recover "stranded costs" from ratepayers.

          Contrary to Rockland's claim that a stock acquisition is the same as an asset transfer, the petitioners insist that they have presented a legitimate sale of O&R's stock to CEI. They say O&R will continue to own all of its own assets, including the transmission and distribution system for which it has the local franchise rights. They deny any basis for comparing the proposed merger to a sale of utility property. Staff also distinguishes asset transfer cases from those involving stock acquisitions and mergers.

Local Franchise Rights
----------------------

          Rockland claims the merger would transfer O&R's local franchise rights to CEI. Before CEI is allowed to succeed to O&R's local franchise rights, Rockland believes the petitioners should demonstrate that none of the franchise agreements preclude a merger./1/ According to the County, the companies' disclaimers warrant additional discovery and an explanation before a merger is approved./2/

          The petitioners reject the County's claim that the merger effects a transfer of O&R's franchise. They emphasize that O&R will survive the merger and its corporate existence remains unchanged by it. Staff says Rockland has provided little, if any, reason to investigate O&R's franchise rights.


______________________
/1/ The May 10, 1998 merger agreement between CEI and O&R says a merger would not violate or conflict with any statute, law, ordinance, rule, regulation, permit or license of any governmental authority, but this statement expressly excludes municipal consents and franchises. A similar representation appears in the companies' disclosure reports to the Securities and Exchange Commission. However, the petitioners point out that the section of the merger agreement addressing franchises says that O&R has all the franchise rights and consents it needs to conduct its business.

/2/ Rockland sought to obtain from its constituent municipalities copies of their respective franchise agreements with O&R; however, the towns and villages were unable to locate any of them as they are embodied in local resolutions and ordinances implemented long ago. Therefore, the County believes that O&R should be required to produce copies of the local franchises.

Only if Rockland were able to demonstrate a true basis for concern would Staff recommend that any such matters be pursued.

Local Property Taxes
--------------------

          Finally, Rockland urges consideration of O&R's pending challenges of local tax assessments in this proceeding. The County observes that its future utility property tax revenues may diminish and it may have to provide tax refunds were O&R to succeed. Given this, and the restructuring of O&R's and Con Edison's operations, the County urges the Commission to address local tax matters in the merger terms and conditions here./1/

          The petitioners insist, however, that potential tax refunds and the County's diminishing property tax revenues have nothing to do with the proposed merger. They note that O&R took its property tax challenges long before the merger was announced.

                           DISCUSSION AND CONCLUSION
                           -------------------------

          The merger petition in this case is filed pursuant to PSL (S)(S)70 and
108. Among other things, (S)70 requires corporations to obtain Commission authorization to acquire the stock of electric and gas utility companies. It says no consent shall be given to a stock acquisition unless it is in the public interest. Public Service Law (S)108 precludes a public utility from filing a merger certificate with the Department of State without first obtaining this Commission's consent and approval.

          The proponents' March 1999 statements in support amply establish that the proposed merger, subject to the terms and conditions summarized above, would be in the public interest. They point to the sizable, immediate and deferred rate benefits customers will definitely receive totalling approximately $130 million, a very large percentage of which will benefit New


________________________
/1/ The County points to a recent decision involving another utility company as support for local property tax matters to be considered here. Cases 94-E-0098 et al., Niagara Mohawk Power Corporation, Order Approving Certain
          -- ---  --------------------------------
     Provisions of Oswego Steam Station Agreement (issued August 27, 1998).

York ratepayers, including programs the companies will introduce in the short run. In addition to the monetary benefits and services ratepayers are guaranteed to receive, the proposed merger terms will establish additional service quality and reliability protections. Indeed, in addition to being unopposed, the recommended changes in various incentives and business restrictions are reasonable on their merits. In general, the changes in restrictions on corporate structure, corporate conduct, and affiliate relations are conforming changes so that Con Edison and O&R will have similar restrictions. In each instance, the most restrictive provision applicable to one company would now apply to the other as well. The accounting standards for affiliate transactions, meanwhile, are new. In the case of the incentives, there is no weakening of existing incentive mechanisms; indeed, incentive mechanisms are added where they do not already exist.

          While DOL and Rockland County criticize several of the merger provisions endorsed by the other parties, neither of them are entirely opposed to O&R merging with CEI. Clearly, they claim that customers should obtain more benefits than the merger provides, but they do not object to many of the merger's other essential terms and provisions designed to protect the public interest. As noted above, no one has challenged the corporate structure, competitive conduct, and affiliate relations provisions advanced by the merger proponents. Nor does anyone dispute the accounting, asset transfer, or other requirements they propose. Also, the service quality, system reliability, and low-income customer programs are unopposed.

          Turning to DOL's and Rockland's concerns about the 75%/25% sharing arrangement, the arrangement is reasonable in the circumstances presented here. The petitioners and Staff correctly observe that the Con Edison utility tax refund precedents do not require any particular outcome in this case, which involves a business reorganization. Moreover, even assuming for argument's sake that such precedents require a particular outcome, this level of sharing of tax refunds has been allowed in various instances for several companies, including O&R.

          More pertinent is whether the 75%/25% sharing of the estimate of savings over five years is supported by the merger's terms and is consistent with the public interest. It is reasonable in the circumstances of this case to allocate some anticipated savings to shareholders as an incentive for them to take affirmative steps to achieve economies of scale and any other savings they can. While one can assert these utilities should strive to achieve such savings without any incentives, it is unlikely they will do so, or take the substantial step of merging without sharing in the benefits, and the incentive addresses this. Whether 75%/25% or some other sharing is appropriate is a matter of judgment. Overall, the proponents have met their burden of proof that this is a reasonable sharing level under these circumstances. Thus, Rockland's proposal for ratepayers to retain all the savings is not realistic under the facts of this case, and DOL's proposal that the arrangement should be changed to 86%/14% is not adopted either.

          Nor is it reasonable to limit the sharing arrangement to only three years. It will take substantial time and considerable effort for the companies to achieve all of the savings they have forecast. Inasmuch as the merger-related savings are expected to continue and grow for five to ten years, it is proper to allow shareholders to retain a portion of the savings during the initial five years, provided rate increase requests can be avoided and the companies can be induced to make their operations more efficient.

          Turning to Rockland's concerns about the merger's effects on the County, the provisions being adopted here will protect the public interest in all locations the companies serve, including Rockland. The proposal contains a firm commitment for the O&R service area to retain satisfactory emergency preparedness and prompt responses. It also includes a commitment to retain O&R's corporate presence in the County for at least three years. Further, the petitioners have highlighted their strong record of community involvement and have provided assurances that charitable contributions in O&R's service area will remain at comparable levels. There is no need to adopt any more requirements than these given the Commission's continuing oversight of the companies' operations and practices which--as the companies concede--can prevent economic, and other dislocations.

          As to Rockland's proposal that the ratepayer savings be shared equally by the Con Edison and O&R service areas, there is no reason to believe that the County will be materially disadvantaged by the merger. Thus, there is no reason to depart from the proper allocation of the merger-related benefits required by the accounting and regulatory practices that apply to all cases involving joint utility operations. On its face, the proposal that 60% of the ratepayer benefits go to Con Edison customers and 40% to O&R customers appears to be fair. In any event, should Rockland have concerns about the companies' accounting practices and cost allocations in the future, it can seek adjustments in the companies' respective ratemaking proceedings.

          With respect to Rockland's claims that the CEI acquisition of O&R's common stock is the same as a transfer of the company's assets and its franchise rights, neither the facts here nor the applicable legal requirements provide any reason to recast the proposed merger. Both the May 10, 1998 merger agreement and the June 22, 1998 petition provide for O&R's common stock to be acquired by CEI and for O&R to survive the merger as a wholly-owned, CEI subsidiary. Since the petitioners have asked for Commission approval of this transaction, there is no reason to consider Rockland's proposal to treat the merger either as an asset transfer or as a transfer of O&R's franchise rights./1/ And there would be no change to the merger if such a theory needed to be considered./2/

          There is also no need to enlarge the scope of this proceeding to consider the status of O&R's challenges to local tax assessments or to examine any other property tax matters. These long-standing matters can be considered as warranted in connection with the review of O&R's other (S)70 petition.

          Finally, to ensure ratepayers are not harmed as a result of any delays, this merger approval is conditioned upon New York ratepayers receiving benefits commensurate with the

____________________
/1/  See, Cases 96-C-0603 et al., New York Telephone Company - Merger, Opinion
                          -- ---  -----------------------------------
     No. 97-8 (issued May 20, 1997), mimeo pp. 12-13.

/2/ Rockland does not provide sufficient reason to postpone the merger for it to discover and inquire further into the local franchise agreements. Subsequent to the merger, the franchise rights remain unaltered and they are retained by O&R.

merger being consummated prior to May 1, 1999./1/

          In conclusion, the merger between CEI and O&R should be authorized.
It will create a corporate structure that will serve the best interests of customers and shareholders in the emerging competitive energy market. Customers will receive immediate and tangible benefits from significant cost savings, rate reductions, and new programs when the merger is consummated. And they will benefit from the strengths available from the utility companies' combined operations under a common management.

          The merger is expected to achieve these objectives while preserving the utility companies' financial integrity and shielding customers from the risks associated with unregulated operations. The March 8 Settlement terms adopted here provide continued and additional incentives for efficient management and reliable utility service, and they preclude recovery from ratepayers of any excessive executive compensation costs. Also, in light of the limited market power concerns that have been raised and the mitigation measures proposed, the March 8, 1999 Settlement promotes fair and effective competition for the benefit of competitors and the public at large. For these reasons, and others discussed above, the merger is in the public interest.

          The merger is authorized as an emergency measure pursuant to (S)202.6 of the State Administrative Procedure Act (SAPA). Immediate action is necessary for the preservation of the general welfare, and compliance with the advance notice and comment requirement of SAPA (S)202.1 would be contrary to the public interest. Swift approval of the terms of the March 8, 1999 Settlement will permit the merger to proceed promptly, allow utility rate reductions to be implemented without delay, and

__________________________
/1/  See, e.g., March 8 Settlement, Appendix F, p.3 " Illustration of Con Edson
          ----
     Electric Net Rate Year Credits" and other comparable schedules.

permit merger-related savings to begin to enure to ratepayers./1/


It is ordered:
-------------

          1. Consolidated Edison, Inc., (CEI) and Orange and Rockland Utilities, Inc. (Orange and Rockland) are authorized, subject to the requirements of this order, to consummate the transactions set forth in the May 10, 1998 Agreement and Plan of Merger.

          2. The terms of the Settlement Agreement filed in this case on March 8, 1999 are adopted and incorporated as part of this order, subject to the conditions noted above and discussed in ordering paragraph 8.

          3. Consolidated Edison Company of New York, Inc. (Con Edison) and Orange and Rockland are directed to file on short notice, to take effect on a temporary basis on the first day of the month following the consummation of the merger, such gas tariff amendments necessary to implement the gas rate reductions contained in the Settlement. In addition, Orange and Rockland is directed to file on short notice, to become effective on December 1, 1999, such electric tariff amendments necessary to implement the electric rate reductions contained in the Settlement. The companies shall serve copies of the filings upon all parties to this proceeding. Any comments on the compliance filings must be received at the Commission's offices within ten days of service of the proposed tariff amendments. The amendments shall not become effective on a permanent basis until approved by the Commission.

          4. The requirements of Public Service Law (S)66(12)(b) that newspaper publication be completed before the effective date of the amendments are waived; however, the companies shall file with the Commission, no later than six weeks after the effective

_____________________
/1/ Even with the condition adopted above, expeditious action here helps ensure ratepayer benefits are maximized. This is because the probability is reduced that net ratepayer benefits of approximately $2 million will actually be lost.

date of the amendments, proof that a notice to the public of the changes proposed in such amendments, and their effective date, had been published once a week for four successive weeks in a newspaper having general circulation in each area affected by the respective tariff amendments.

          5. Con Edison and Orange & Rockland (the companies) are authorized to use Account 186, Miscellaneous Deferred Debits and Account 253, Other Deferred Credits, as appropriate, to record the principal amount, and any authorized carrying charge for the items included in the merger settlement for which deferred accounting has been approved. The amounts deferred for each of these items and their income tax effects shall be recorded in separate subaccounts so as to remain readily identifiable. The companies shall maintain proper and easily accessible documentation for each entry made. The disposition or amortization for each item shall be carried out according to the terms of the Settlement or as otherwise authorized by the Commission.

          6. Within 30 days of the consummation of the merger, Orange and Rockland is directed to file with the Director of Accounting and Finance, for his approval, accounting entries to carry out the Commission's directives regarding electric, gas, and steam rates as detailed in this order. The accounting entries should address, but are not necessarily limited to: the consummation of the merger; the amortization of merger costs; the recovery of Research and Development expenses of the electric department; the recovery of gas department Post Retirement Benefits Other Than Pensions; and the disposition of conservation program overcollections.

          7. Within 30 days from the date of this order, Con Edison and Orange & Rockland shall meet with the parties in a technical work session to determine the documentary sources that will be used to obtain the actual expense levels for the proxy basket of expense, to be measured for future historic post merger years. The companies shall notify all parties of the time and place of, and the agenda for such meeting. Within 60 days after the technical work session, the company shall report to the Director of the Office of Accounting and Finance the results of the meeting and the status of the parties' discussion.

          8. The Commission reserves the right to reconsider approval of the merger and the condition attached thereto should any future action by any agency or other body materially affect the quantification and allocation of benefits on which this conditional approval is based.

          9. This order is adopted on an emergency basis pursuant to (S)202.6 of the State Administrative Procedure Act.

         10.  This proceeding is continued


                                                  __________________________
              (SIGNED)                                   Commissioner

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